SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Quarterly Information - ITR

At September 30, 2013 and report on review of

quarterly information

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Index

Company Data / Share Capital Composition		3
Company Data / Cash Dividends		4
Individual Interim Accounting Information / Statement of Financial Position - Assets		5
Individual Interim Accounting Information / Statement of Financial Position - Liabilities		7
Individual Interim Accounting Information / Statement of Income		9
Individual Interim Accounting Information / Statement of Comprehensive Income		10
Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method		11
Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity		12
Individual Interim Accounting Information / Statement of Added Value		14
Consolidated Interim Accounting Information / Statement of Financial Position - Assets		15
Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities		17
Consolidated Interim Accounting Information / Statement of Income		19
Consolidated Interim Accounting Information / Statement of Comprehensive Income		20
Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method		21
Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity		22
Consolidated Interim Accounting Information / Statement of Added Value		24
Notes to the financial statements		25
1.	The Company and its operations	25
2.	Basis of preparation of interim financial information	25
3.	Basis of consolidation	26
4.	Accounting policies	27
5.	Cash and cash equivalents	27
6.	Marketable securities	27
7.	Trade and other receivables	28
8.	Inventories	29
9.	Acquisitions, disposal of assets and legal mergers	30
10.	Investments	33
11.	Property, plant and equipment	35
12.	Intangible assets	36
13.	Exploration for and evaluation of oil and gas reserves	37
14.	Trade payables	38
15.	Finance Debt	38
16.	Leases	42
17.	Related parties	42
18.	Provision for decommissioning costs	47
19.	Taxes	48
20.	Employee benefits (Post-employment)	51
21.	Shareholders’ equity	52
22.	Sales revenues	52
23.	Other operating expenses, net	52
24.	Expenses by nature	53
25.	Net finance income (expense)	53
26.	Supplementary statement of cash flows information	54
27.	Segment information	55
28.	Provisions for legal proceedings, contingent liabilities and contingent assets	59
29.	Guarantees for concession agreements for petroleum exploration	62
30.	Risk management and derivative instruments	62
31.	Fair value of financial assets and liabilities	71
32.	Subsequent Events	71
33.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2012 and the
interim statements as of September 30, 2013		72
Report on Review of Quarterly Information		73

Petróleo Brasileiro S.A. – Petrobras

Company Data / Share Capital Composition

Number of Shares (Thousand)	Current Quarter
09/30/2013

From Paid-in Capital
Common	7,442,454
Preferred	5,602,043
Total	13,044,497

Treasury Shares
Common	0
Preferred	0
Total	0

Petróleo Brasileiro S.A. – Petrobras

Company Data / Cash Dividends

Event	Approval Date	Type	Payment Begin	Type of Shares	Class of shares	Dividends Per Share (Reais/Share)

Board of Directors Meeting	4/2/2013	Interest on Shareholders' equity	05/29/2013	Preferred		0.76000
Board of Directors Meeting	4/2/2013	Interest on Shareholders' equity	05/29/2013	Commom		0.27000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2013	December 31, 2012
1	Total Assets	638,921,476	570,023,333
1.01	Current Assets	116,736,316	96,202,374
1.01.01	Cash and Cash Equivalents	19,035,686	17,392,885
1.01.01.01	Cash and Banks	166,430	66,314
1.01.01.02	Short Term Investments	18,869,256	17,326,571
1.01.02	Short Term Investments	34,145,887	23,378,584
1.01.02.01	Financial Investments at Fair Value	18,537,277	21,008,780
1.01.02.01.01	Trading Securities	18,528,744	20,887,809
1.01.02.01.02	Available-for-Sale Securities	8,533	120,971
1.01.02.02	Financial Investments Valued at Amortized Cost	15,608,610	2,369,804
1.01.02.02.01	Held-to-Maturity Securities	15,608,610	2,369,804
1.01.03	Trade and Other Receivables	16,729,477	17,374,174
1.01.03.01	Trade Receivables, Net	12,594,609	14,061,772
1.01.03.01.01	Third Parties	4,200,622	5,233,450
1.01.03.01.02	Credit with Related Parties	8,819,341	9,240,784
1.01.03.01.03	Provision for Impairment of Trade Receivables	(425,354)	(412,462)
1.01.03.02	Other Receivables	4,134,868	3,312,402
1.01.04	Inventories	27,625,732	24,907,658
1.01.06	Recoverable Taxes	12,342,320	8,836,151
1.01.06.01	Current Recoverable Taxes	12,342,320	8,836,151
1.01.07	Prepaid Expenses	2,561,284	1,465,996
1.01.08	Other Current Assets	4,295,930	2,846,926
1.01.08.01	Non-Current Assets Held for Sale	2,254,712	289,879
1.01.08.03	Others	2,041,218	2,557,047
1.01.08.03.01	Advances to Suppliers	1,192,296	1,681,612
1.01.08.03.03	Others	848,922	875,435
1.02	Non-Current Assets	522,185,160	473,820,959
1.02.01	Long-Term Receivables	41,720,073	38,824,221
1.02.01.01	Financial Investments at Fair Value	32,194	69,727
1.02.01.01.02	Available-for-Sale Securities	32,194	69,727
1.02.01.02	Financial Investments Valued at Amortized Cost	224,580	218,354
1.02.01.02.01	Held-to-Maturity Securities	224,580	218,354
1.02.01.03	Trade and Other Receivables	14,968	63,739
1.02.01.03.02	Other Receivables	14,968	63,739
1.02.01.04	Inventories	108,089	72,953
1.02.01.06	Deferred Taxes	22,864,413	19,967,412
1.02.01.06.01	Deferred Income Tax and Social Contribution	14,425,242	12,518,827
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	1,856,339	1,704,297
1.02.01.06.03	Deferred PIS / COFINS	6,582,832	5,744,288
1.02.01.07	Prepaid Expenses	2,559,763	2,336,240
1.02.01.08	Credit with Related Parties	7,902,428	8,582,348
1.02.01.08.01	Credit with Associates	4,510	4,380
1.02.01.08.02	Credit with Subsidiaries	6,166,708	6,580,510
1.02.01.08.04	Credit with Other Related Parties	1,731,210	1,997,458
1.02.01.09	Other Non-Current Assets	8,013,638	7,513,448
1.02.01.09.06	Judicial Deposits	4,960,808	4,675,612

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2013	December 31, 2012
1.02.01.09.07	Advances to Suppliers	2,287,923	2,061,301
1.02.01.09.08	Other Long-Term Assets	764,907	776,535
1.02.02	Investments	90,904,250	77,704,836
1.02.02.01	Corporate Interests	90,904,250	77,704,836
1.02.02.01.01	Investments in Associates	5,930,309	5,982,641
1.02.02.01.02	Investments in Subsidiaries	84,222,347	70,275,562
1.02.02.01.03	Investments in Joint Ventures	602,931	1,252,055
1.02.02.01.04	Other Corporate Interests	148,663	194,578
1.02.03	Property, Plant and Equipment	311,799,154	279,823,553
1.02.03.01	Assets in Operation	174,045,297	156,257,445
1.02.03.02	Assets under Leasing	9,876,902	10,286,735
1.02.03.03	Assets under Construction	127,876,955	113,279,373
1.02.04	Intangible Assets	77,724,096	77,349,165
1.02.04.01	Intangible Assets	77,724,096	77,349,165
1.02.04.01.02	Rights and Concessions	76,456,975	75,967,036
1.02.04.01.03	Software	1,267,121	1,382,129
1.02.05	Deferred	37,587	119,184

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2013	December 31, 2012
2	Total Liabilities	638,921,476	570,023,333
2.01	Current Liabilities	95,151,901	67,999,700
2.01.01	Social and Labor Obligations	5,762,011	3,800,649
2.01.01.01	Social Obligations	588,474	539,487
2.01.01.02	Labor Obligations	5,173,537	3,261,162
2.01.02	Trade Payables	14,528,858	13,861,788
2.01.02.01	National Suppliers	10,966,168	10,868,412
2.01.02.02	Foreign Suppliers	3,562,690	2,993,376
2.01.03	Taxes	9,365,218	10,518,392
2.01.03.01	Federal Taxes	6,743,537	7,654,607
2.01.03.01.02	Other Federal Taxes	6,743,537	7,654,607
2.01.03.02	State Taxes	2,497,039	2,725,117
2.01.03.03	Municipal Taxes	124,642	138,668
2.01.04	Loans and Financing	3,754,135	8,199,592
2.01.04.01	Loans and Financing	2,019,736	6,386,399
2.01.04.01.01	Local Currency	1,854,221	736,276
2.01.04.01.02	Foreign Currency	165,515	5,650,123
2.01.04.02	Debentures	67,928	72,021
2.01.04.03	Finance Lease Obligations	1,666,471	1,741,172
2.01.05	Other Liabilities	59,898,579	30,101,206
2.01.05.01	Related Parties Liabilities	57,646,295	22,116,925
2.01.05.01.01	Debt with Associates	211,625	192,959
2.01.05.01.02	Debt with Subsidiaries	31,892,326	12,863,570
2.01.05.01.04	Debt with Other Related Parties	25,542,344	9,060,396
2.01.05.02	Others	2,252,284	7,984,281
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity Payable	−	6,153,528
2.01.05.02.06	Others	2,252,284	1,830,753
2.01.06	Provisions	1,597,162	1,518,073
2.01.06.02	Other Provisions	1,597,162	1,518,073
2.01.06.02.04	Pension and Medical Benefits	1,597,162	1,518,073
2.01.07	Liabilities associated with non-current assets held for sale and discontinued	245,938	−
2.01.07.01	Liabilities associated with non-current assets held for sale	245,938	−
2.02	Non-Current Liabilities	202,226,437	173,534,675
2.02.01	Loans and Financing	81,378,396	76,292,158
2.02.01.01	Loans and Financing	75,855,024	70,170,925
2.02.01.01.01	Local Currency	32,562,707	33,260,073
2.02.01.01.02	Foreign Currency	43,292,317	36,910,852
2.02.01.02	Debentures	33,496	100,478
2.02.01.03	Finance Lease Obligations	5,489,876	6,020,755
2.02.02	Other Liabilities	18,296,493	4,503,650
2.02.02.01	Related Parties Liabilities	15,326,142	82,348
2.02.02.01.01	Debt with Associates	66,215	62,858
2.02.02.01.02	Debt with Subsidiaries	15,259,927	19,490
2.02.02.02	Others	2,970,351	4,421,302
2.02.02.02.04	Other Accounts Payable and Expenses	2,970,351	4,421,302

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2013	December 31, 2012
2.02.03	Deferred Taxes	42,388,004	35,184,086
2.02.03.01	Deferred Income Tax and Social Contribution	42,388,004	35,184,086
2.02.04	Provisions	60,163,544	57,554,781
2.02.04.01	Provisions for Tax Social Security and Labor Lawsuits	2,239,887	1,504,417
2.02.04.01.01	Provisions for Taxes	273,474	19,938
2.02.04.01.02	Labor and Social Security Provisions	941,019	542,138
2.02.04.01.04	Civil Provisions	1,012,939	856,836
2.02.04.01.05	Provisions for Other Lawsuits	12,455	85,505
2.02.04.02	Other Provisions	57,923,657	56,050,364
2.02.04.02.04	Pension and Medical Benefits	40,311,250	37,659,008
2.02.04.02.05	Provision for Dismantling of Areas	17,612,407	18,391,356
2.03	Shareholders' Equity	341,543,138	328,488,958
2.03.01	Share Capital	205,410,905	205,392,137
2.03.02	Capital Reserves	969,330	938,861
2.03.02.07	Additional Paid In Capital	969,330	938,861
2.03.04	Profit Reserves	134,961,460	134,980,228
2.03.04.01	Legal Reseve	15,353,260	15,353,260
2.03.04.02	Statutory Reserve	3,475,478	3,475,478
2.03.04.05	Reserve for Profit Retention	114,739,997	114,739,997
2.03.04.07	Tax Incentives Reserve	1,392,725	1,411,493
2.03.05	Accumulated Profit/Losses	17,010,686	(154,132)
2.03.06	Equity Valuation Adjustments	(20,738,655)	(14,746,045)
2.03.07	Cumulative Translation Adjustments	3,929,412	2,077,909

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2013 to 09/30/2013	Accumulated of the Current Year 01/01/2013 to 09/30/2013	Same Quarter of the Previous Year 07/01/2012 to 09/30/2012	Accumulated of the Previous Year 01/01/2012 to 09/30/2012
3.01	Sales Revenues	60,719,627	175,349,283	55,586,985	159,193,570
3.02	Cost of Sales	(48,664,592)	(136,297,791)	(43,259,673)	(120,895,457)
3.03	Gross Profit	12,055,035	39,051,492	12,327,312	38,298,113
3.04	Operating Expenses / Income	(8,257,244)	(17,766,043)	(6,068,937)	(20,804,614)
3.04.01	Selling Expenses	(3,364,617)	(9,567,267)	(3,144,830)	(8,911,591)
3.04.02	General and Administrative Expenses	(1,993,350)	(5,498,086)	(1,760,761)	(5,071,014)
3.04.05	Other Operating Expenses	(5,083,624)	(12,436,760)	(4,180,450)	(13,144,776)
3.04.05.01	Other Taxes	(64,608)	(239,320)	(86,348)	(228,031)
3.04.05.02	Research and Development Expenses	(579,343)	(1,807,528)	(581,073)	(1,520,103)
3.04.05.03	Exploration Costs	(2,057,362)	(4,440,229)	(1,123,343)	(5,338,022)
3.04.05.05	Other Operating Expenses / Income, Net	(2,382,311)	(5,949,683)	(2,389,686)	(6,058,620)
3.04.06	Share of Profit of Equity-Accounted Investments	2,184,347	9,736,070	3,017,104	6,322,767
3.05	Net Income Before Financial Results y Income Taxes	3,797,791	21,285,449	6,258,375	17,493,499
3.06	Net Finance Income (Expense)	160,307	(360,517)	565,170	(1,641,948)
3.06.01	Finance Income	1,401,930	2,821,306	1,108,172	3,964,394
3.06.01.01	Finance Income	1,401,930	2,821,306	1,108,172	3,964,394
3.06.02	Finance Expenses	(1,241,623)	(3,181,823)	(543,002)	(5,606,342)
3.06.02.01	Finance Expenses	(779,460)	(1,538,134)	(314,629)	(785,058)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(462,163)	(1,643,689)	(228,373)	(4,821,284)
3.07	Net Income Before Income Taxes	3,958,098	20,924,932	6,823,545	15,851,551
3.08	Income Tax and Social Contribution	(596,704)	(3,767,924)	(1,336,857)	(2,675,169)
3.08.01	Current	1,554,757	3,531,269	222,618	1,279,044
3.08.02	Deferred	(2,151,461)	(7,299,193)	(1,559,475)	(3,954,213)
3.09	Net Income from Continuing Operations	3,361,394	17,157,008	5,486,688	13,176,382
3.11	Income / Loss for the Period	3,361,394	17,157,008	5,486,688	13,176,382
3.99	Income per Share - (Reais / Share)
3.99.01	Basic Income per Share
3.99.01.01	Common	0.26000	1.32000	0.42000	1.01000
3.99.01.02	Preferred	0.26000	1.32000	0.42000	1.01000
3.99.02	Diluted Income per Share
3.99.02.01	Common	0.26000	1.32000	0.42000	1.01000
3.99.02.02	Preferred	0.26000	1.32000	0.42000	1.01000

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2013 to 09/30/2013	Accumulated of the Current Year 01/01/2013 to 09/30/2013	Same Quarter of the Previous Year 07/01/2012 to 09/30/2012	Accumulated of the Previous Year 01/01/2012 to 09/30/2012
4.01	Net Income for the Period	3,361,394	17,157,008	5,486,689	13,176,382
4.02	Other Comprehensive Income	(325,094)	(4,125,487)	188,117	1,805,786
4.02.01	Cumulative Translation Adjustments	(16,850)	1,851,503	(54,151)	1,215,239
4.02.02	Deemed Cost	2,611	7,810	2,694	7,804
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized	(60)	13,285	356,109	856,951
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Profit or Loss	−	(90,301)	201	3,202
4.02.05	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized	(861,756)	(9,367,127)	6,672	803
4.02.06	Unrealized Gains / (Losses) on Cash Flow Hedge - Transferred to Profit or Loss	377,221	369,691	(2,937)	12,544
4.02.07	Deferred Income Tax and Social Contribution	173,781	3,100,973	(120,471)	(290,757)
4.02.08	Actuarial Gains / (Losses) - pension and medical benefits	(41)	(11,321)	−	−
4.03	Comprehensive Income for the Period	3,036,300	13,031,521	5,674,806	14,982,168

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2013 to 09/30/2013	Accumulated of the Previous Year 01/01/2012 to 09/30/2012
6.01	Net Cash - Operating Activities	25,717,952	32,056,087
6.01.01	Cash Provided by Operating Activities	38,008,130	32,308,150
6.01.01.01	Net Income for the Period	17,157,008	13,176,382
6.01.01.03	Share of Profit of Equity-accounted Investments	(9,736,070)	(6,322,767)
6.01.01.05	Depreciation, Depletion and Amortization	15,431,949	11,399,341
6.01.01.06	Impairment	209,803	287,099
6.01.01.07	Write-off of Dry Wells	2,797,229	4,009,022
6.01.01.08	Actuarial Expense - Pension and Medical Benefits	3,784,521	2,793,218
6.01.01.09	Gain/losses on disposal of assets/ residual value of assets written off	5,286	89,530
6.01.01.10	Foreign Exchange and Inflation Indexation Charges on Debt	1,059,211	2,922,112
6.01.01.11	Deferred Income Tax and Social Contribution, Net	7,299,193	3,954,213
6.01.02	Changes in Assets and Liabilities	(12,476,000)	1,953,497
6.01.02.01	Trade and Other Receivables	267,037	(1,111,629)
6.01.02.02	Inventories	(2,963,013)	(3,093,090)
6.01.02.03	Trade Payables	667,070	1,731,940
6.01.02.04	Taxes, Fees and Contributions	(5,585,545)	(2,721,502)
6.01.02.05	Pension and Medical Benefits	(1,053,190)	(861,973)
6.01.02.06	Short-term Operations with Subsidiaries / Associates	(3,808,359)	8,009,751
6.01.03	Others	185,822	(2,205,560)
6.01.03.01	Other Assets	(1,974,950)	(3,252,440)
6.01.03.02	Other Liabilities	2,160,772	1,046,880
6.02	Net Cash - Investment Activities	(65,913,845)	(45,925,391)
6.02.01	Investments in Exploration and Production of Oil and Gas	(29,160,653)	(24,457,742)
6.02.02	Investments in Refining and Transportation	(22,045,666)	(25,295,492)
6.02.03	Investments in Gas and Power Activities	(3,482,726)	(1,988,790)
6.02.04	Investment in International Activities	20,044	(3,972)
6.02.05	Investment in Biofuel Activities	(262,227)	(157,886)
6.02.06	Investment in Corporate Activities	(3,075,870)	−
6.02.07	Other Investments	(854,100)	(1,139,838)
6.02.08	Proceeds from disposal of assets (disinvestments)	174,000	−
6.02.09	Investments in Marketable Securities	(9,739,930)	5,429,000
6.02.10	Dividends Received	2,513,283	1,689,329
6.03	Net Cash - Financing Activities	41,838,694	9,932,003
6.03.03	Proceedings from Long-term Financing	18,052,825	4,214,015
6.03.04	Repayment of Principal	(18,192,332)	(2,106,052)
6.03.05	Repayment of Interest	(2,041,901)	(2,319,360)
6.03.06	Intercompany Loans and Others, Net	33,312,595	16,825,374
6.03.07	Non Standard Credit Rights Investment Fund	16,481,948	(496,282)
6.03.08	Dividends Paid to Shareholders	(5,774,441)	(6,185,692)
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,642,801	(3,937,301)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	17,392,885	18,857,502
6.05.02	Cash and Cash Equivalents at the End of the Period	19,035,686	14,920,201

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity

01/01/2013 to 09/30/2013

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Opening Balance	205,392,137	938,861	134,980,228	−	2,128,419	343,439,645
5.02	Previous Years Adjustments	−	−	−	(154,132)	(14,796,555)	(14,950,687)
5.03	Adjusted Opening Balance	205,392,137	938,861	134,980,228	(154,132)	(12,668,136)	328,488,958
5.04	Capital Transactions with Shareholders	18,768	30,469	(18,768)	−	(7,810)	22,659
5.04.01	Capital Increases	18,768	−	(18,768)	−	−	−
5.04.08	Change in Interest in Subsidiaries	−	30,469	−	−	−	30,469
5.04.09	Realization of the Deemed Cost	−	−	−	−	(7,810)	(7,810)
5.05	Total of Comprehensive Income	−	−	−	17,164,818	(4,133,297)	13,031,521
5.05.01	Net Income for the Period	−	−	−	17,157,008	−	17,157,008
5.05.02	Other Comprehensive Income	−	−	−	7,810	(4,133,297)	(4,125,487)
5.05.02.01	Adjustments of Financial Instruments	−	−	−	−	(9,353,842)	(9,353,842)
5.05.02.02	Taxes on Adjustments of Financial Instruments	−	−	−	−	3,100,973	3,100,973
5.05.02.04	Translation Adjustments for the Period	−	−	−	−	1,851,503	1,851,503
5.05.02.06	Adjustments of Financial Instruments Reclassified	−	−	−	−	279,390	279,390
5.05.02.07	Realization of the Deemed Cost	−	−	−	7,810	−	7,810
5.05.02.08	Actuarial losses (gains) on Pension and Medical benefits	−	−	−	−	(11,321)	(11,321)
5.07	Ending Balance	205,410,905	969,330	134,961,460	17,010,686	(16,809,243)	341,543,138

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Changes in Shareholders’ Equity

01/01/2012 to 09/30/2012

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Opening Balance	205,379,729	859,388	122,963,060	−	1,272,385	330,474,562
5.02	Previous Years Adjustments	−	−	−	(154,132)	(8,252,981)	(8,407,113)
5.03	Adjusted Opening Balance	205,379,729	859,388	122,963,060	(154,132)	(6,980,596)	322,067,449
5.04	Capital Transactions with Shareholders	12,408	74,299	(12,408)	(2,676,731)	(7,804)	(2,610,236)
5.04.01	Capital Increases	12,408	−	(12,408)	−	−	−
5.04.07	Interest on Shareholders' Equity	−	−	−	(2,676,731)	−	(2,676,731)
5.04.08	Change in Interest in Subsidiaries	−	74,299	−	−	−	74,299
5.04.09	Realization of the Deemed Cost	−	−	−	−	(7,804)	(7,804)
5.05	Total of Comprehensive Income	−	−	−	13,184,186	1,797,982	14,982,168
5.05.01	Net Income for the Period	−	−	−	13,176,382	−	13,176,382
5.05.02	Other Comprehensive Income	−	−	−	7,804	1,782,236	1,790,040
5.05.02.01	Adjustments of Financial Instruments	−	−	−	−	857,754	857,754
5.05.02.02	Taxes on Adjustments of Financial Instruments	−	−	−	−	(290,757)	(290,757)
5.05.02.04	Translation Adjustments for the Period	−	−	−	−	1,215,239	1,215,239
5.05.02.07	Realization of the Deemed Cost	−	−	−	7,804	−	7,804
5.05.03	Transferred to Results	−	−	−	−	15,746	15,746
5.05.03.01	Adjustments of Financial Instruments	−	−	−	−	15,746	15,746
5.07	Ending Balance	205,392,137	933,687	122,950,652	10,353,323	(5,190,418)	334,439,381

Petróleo Brasileiro S.A. – Petrobras

Individual Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated Current Year 01/01/2013 to 09/30/2013	Accumulated Previous Year 01/01/2012 to 09/30/2012
7.01	Sales Revenues	275,474,799	246,506,003
7.01.01	Sales of Goods, Products and Services Provided	221,246,655	203,237,371
7.01.02	Other Revenues	5,161,871	3,879,256
7.01.03	Revenues Related to the Construction of Own Assets	49,079,165	39,541,876
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(12,892)	(152,500)
7.02	Inputs Acquired from Third Parties	(149,090,609)	(131,047,489)
7.02.01	Cost of Sales	(72,854,171)	(63,201,332)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(60,056,997)	(54,234,686)
7.02.03	Impairment / Recovery of Assets	(209,803)	(287,099)
7.02.04	Others	(15,969,638)	(13,324,372)
7.03	Gross Added Value	126,384,190	115,458,514
7.04	Retentions	(15,431,949)	(11,399,341)
7.04.01	Depreciation, Amortization and Depletion	(15,431,949)	(11,399,341)
7.05	Net Added Value Produced	110,952,241	104,059,173
7.06	Transferred Added Value	14,342,329	11,176,691
7.06.01	Share of Profit of Equity-accounted Investments	9,736,070	6,322,767
7.06.02	Finance Income	4,048,073	4,326,144
7.06.03	Others	558,186	527,780
7.07	Total Added Value to be Distributed	125,294,570	115,235,864
7.08	Distribution of Added Value	125,294,570	115,235,864
7.08.01	Personnel	16,709,263	13,729,103
7.08.01.01	Payroll and Related Charges	11,087,435	9,290,256
7.08.01.02	Benefits	4,924,308	3,825,441
7.08.01.03	FGTS	697,520	613,406
7.08.02	Taxes, Duties and Social Contributions	58,986,240	58,818,270
7.08.02.01	Federal	38,723,065	39,966,146
7.08.02.02	State	20,185,819	18,772,697
7.08.02.03	Municipal	77,356	79,427
7.08.03	Remuneration of Third Party Capital	32,442,059	29,512,109
7.08.03.01	Interest	8,971,225	9,955,376
7.08.03.02	Rental	23,470,834	19,556,733
7.08.04	Remuneration of Shareholders' Equity	17,157,008	13,176,382
7.08.04.01	Interest on Shareholders' Equity	−	2,676,731
7.08.04.03	Retained Earnings / Loss For The Period	17,157,008	10,499,651

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2013	December 31, 2012
1	Total Assets	758,432,791	683,863,255
1.01	Current Assets	137,242,598	118,101,812
1.01.01	Cash and Cash Equivalents	39,349,918	27,628,003
1.01.01.01	Cash and Banks	2,265,501	2,024,301
1.01.01.02	Short Term Investments	37,084,417	25,603,702
1.01.02	Short Term Investments	18,545,838	21,315,726
1.01.02.01	Financial Investments at Fair Value	18,538,238	21,306,430
1.01.02.01.01	Trading Securities	18,528,744	20,887,809
1.01.02.01.02	Available-for-Sale Securities	9,494	418,621
1.01.02.02	Financial Investments Valued at Amortized Cost	7,600	9,296
1.01.02.02.01	Held-to-Maturity Securities	7,600	9,296
1.01.03	Trade and Other Receivables	21,519,276	22,680,509
1.01.03.01	Trade Receivables, Net	15,708,952	17,352,329
1.01.03.01.01	Third Parties	14,882,686	13,625,386
1.01.03.01.02	Credit with Related Parties	2,596,463	5,473,219
1.01.03.01.03	Provision for Impairment of Trade Receivables	(1,770,197)	(1,746,276)
1.01.03.02	Other Receivables	5,810,324	5,328,180
1.01.04	Inventories	33,570,386	29,735,948
1.01.06	Recoverable Taxes	15,246,380	11,386,585
1.01.06.01	Current Recoverable Taxes	15,246,380	11,386,585
1.01.07	Prepaid Expenses	2,212,821	1,692,488
1.01.08	Other Current Assets	6,797,979	3,662,553
1.01.08.01	Non-Current Assets Held for Sale	4,340,837	289,879
1.01.08.03	Others	2,457,142	3,372,674
1.01.08.03.01	Advances to Suppliers	1,356,145	1,894,596
1.01.08.03.03	Others	1,100,997	1,478,078
1.02	Non-Current Assets	621,190,193	565,761,443
1.02.01	Long-Term Receivables	60,923,813	53,362,154
1.02.01.01	Financial Investments at Fair Value	32,213	69,747
1.02.01.01.02	Available-for-Sale Securities	32,213	69,747
1.02.01.02	Financial Investments Valued at Amortized Cost	300,775	289,284
1.02.01.02.01	Held-to-Maturity Securities	300,775	289,284
1.02.01.03	Trade and Other Receivables	5,326,680	5,230,502
1.02.01.03.02	Other Receivables	5,326,680	5,230,502
1.02.01.04	Inventories	114,315	91,847
1.02.01.06	Deferred Taxes	33,057,853	28,112,781
1.02.01.06.01	Deferred Income Tax and Social Contribution	21,005,567	17,439,720
1.02.01.06.02	Deferred Value-Added Tax (ICMS)	2,049,013	1,844,663
1.02.01.06.03	Deferred PIS / COFINS	9,352,300	8,278,768
1.02.01.06.04	Other Taxes	650,973	549,630
1.02.01.07	Prepaid Expenses	2,823,246	2,663,420
1.02.01.08	Credit with Related Parties	4,478,904	3,844,950
1.02.01.08.01	Credit with Associates	134,451	74,791
1.02.01.08.04	Credit with Other Related Parties	4,344,453	3,770,159
1.02.01.09	Other Non-Current Assets	14,789,827	13,059,623
1.02.01.09.05	Judicial Deposits	6,019,522	5,509,503

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Assets

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2013	December 31, 2012
1.02.01.09.06	Advances to Suppliers	7,672,798	6,448,531
1.02.01.09.07	Other Long-Term Assets	1,097,507	1,101,589
1.02.02	Investments	15,104,980	12,476,892
1.02.02.01	Corporate Interests	15,104,980	12,476,892
1.02.02.01.01	Investments in Associates	14,921,597	12,233,399
1.02.02.01.04	Other Corporate Interests	183,383	243,493
1.02.03	Property, Plant and Equipment	464,647,621	418,715,641
1.02.03.01	Assets in Operation	272,295,498	251,629,174
1.02.03.02	Assets under Leasing	203,398	208,008
1.02.03.03	Assets under Construction	192,148,725	166,878,459
1.02.04	Intangible Assets	80,513,779	81,206,756
1.02.04.01	Intangible Assets	79,546,670	80,266,073
1.02.04.01.02	Rights and Concessions	78,089,391	78,701,762
1.02.04.01.03	Software	1,457,279	1,564,311
1.02.04.02	Goodwill	967,109	940,683

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2013	December 31, 2012
2	Total Liabilities	758,432,791	683,863,255
2.01	Current Liabilities	69,960,159	69,620,583
2.01.01	Social and Labor Obligations	6,480,930	4,420,579
2.01.01.01	Social Obligations	651,097	761,060
2.01.01.02	Labor Obligations	5,829,833	3,659,519
2.01.02	Trade Payables	24,648,883	23,735,510
2.01.02.01	National Suppliers	13,545,979	13,305,998
2.01.02.02	Foreign Suppliers	11,102,904	10,429,512
2.01.03	Taxes	11,071,224	12,521,622
2.01.03.01	Federal Taxes	8,174,047	9,333,654
2.01.03.01.01	Income Tax and Social Contribution Payable	1,040,974	1,862,398
2.01.03.01.02	Other Federal Taxes	7,133,073	7,471,256
2.01.03.02	State Taxes	2,763,922	3,039,633
2.01.03.03	Municipal Taxes	133,255	148,335
2.01.04	Loans and Financing	18,189,128	15,319,805
2.01.04.01	Loans and Financing	17,867,039	14,996,561
2.01.04.01.01	Local Currency	3,687,197	2,736,517
2.01.04.01.02	Foreign Currency	14,179,842	12,260,044
2.01.04.02	Debentures	281,642	286,280
2.01.04.03	Finance Lease Obligations	40,447	36,964
2.01.05	Other Liabilities	6,886,875	12,013,440
2.01.05.01	Related Parties Liabilities	1,264,644	1,039,305
2.01.05.01.01	Debt with Associates	1,264,644	1,039,305
2.01.05.02	Others	5,622,231	10,974,135
2.01.05.02.01	Dividends and Interest on Shareholders’ Equity Payable	−	6,153,528
2.01.05.02.05	Others	5,622,231	4,820,607
2.01.06	Provisions	1,664,700	1,609,627
2.01.06.02	Other Provisions	1,664,700	1,609,627
2.01.06.02.04	Pension and Medical Benefits	1,664,700	1,609,627
2.01.07	Liabilities associated with non-current Assets Held For Sale and Discontinued	1,018,419	−
2.01.07.01	Liabilities associated with Non-current Assets Held For Sale	1,018,419	−
2.02	Non-Current Liabilities	345,370,445	283,759,706
2.02.01	Loans and Financing	232,676,767	180,993,544
2.02.01.01	Loans and Financing	232,008,401	180,113,242
2.02.01.01.01	Local Currency	65,099,737	64,980,832
2.02.01.01.02	Foreign Currency	166,908,664	115,132,410
2.02.01.02	Debentures	485,555	704,696
2.02.01.03	Finance Lease Obligations	182,811	175,606
2.02.02	Other Liabilities	2,155,883	1,576,609
2.02.02.01	Related Parties Liabilities	541,758	181,350
2.02.02.01.01	Debt with Associates	541,758	181,350
2.02.02.02	Others	1,614,125	1,395,259
2.02.02.02.03	Other Accounts Payable and Expenses	1,614,125	1,395,259
2.02.03	Deferred Taxes	45,640,088	39,261,600
2.02.03.01	Deferred Income Tax and Social Contribution	45,640,088	39,261,600

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities

(R$ Thousand)

		Current Quarter	Previous Fiscal Year
Account Code	Account Description	September 30, 2013	December 31, 2012
2.02.04	Provisions	64,897,707	61,927,953
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	3,452,731	2,585,155
2.02.04.01.01	Tax Provisions	1,019,648	695,867
2.02.04.01.02	Social Security and Labor Provisions	1,105,136	686,715
2.02.04.01.04	Civil Provisions	1,262,671	1,050,132
2.02.04.01.05	Provisions for Other Lawsuits	65,276	152,441
2.02.04.02	Other Provisions	61,444,976	59,342,798
2.02.04.02.04	Pension and Medical Benefits	42,997,898	40,050,587
2.02.04.02.05	Provision for Decommissioning Costs	18,447,078	19,292,211
2.03	Consolidated Shareholders' Equity	343,102,187	330,482,966
2.03.01	Share Capital	205,410,905	205,392,137
2.03.02	Capital Reserves	658,004	630,288
2.03.02.07	Additional Paid In Capital	658,004	630,288
2.03.04	Profit Reserves	134,910,061	134,928,829
2.03.04.01	Legal Reseve	15,353,260	15,353,260
2.03.04.02	Statutory Reserve	3,475,478	3,475,478
2.03.04.05	Reserve for Profit Retention	114,688,598	114,688,598
2.03.04.07	Tax Incentive Reserve	1,392,725	1,411,493
2.03.05	Accumulated Profit / Losses	17,142,517	(154,132)
2.03.06	Equity Valuation Adjustments	(20,738,655)	(14,746,045)
2.03.07	Cumulative Translation Adjustments	3,929,412	2,077,909
2.03.09	Non-controlling Interests	1,789,943	2,353,980

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2013 to 09/30/2013	Accumulated of the Current Year 01/01/2013 to 09/30/2013	Same Quarter of the Previous Year 07/01/2012 to 09/30/2012	Accumulated of the Previous Year 01/01/2012 to 09/30/2012
3.01	Sales Revenues	77,700,318	223,861,915	73,792,933	207,974,234
3.02	Cost of Sales	(61,114,643)	(169,712,952)	(55,706,663)	(153,628,691)
3.03	Gross Profit	16,585,675	54,148,963	18,086,270	54,345,543
3.04	Operating Expenses / Income	(10,598,143)	(26,659,452)	(9,293,584)	(28,789,859)
3.04.01	Selling Expenses	(2,862,033)	(7,708,791)	(2,531,969)	(7,234,325)
3.04.02	General and Administrative Expenses	(2,802,719)	(7,863,141)	(2,540,273)	(7,236,681)
3.04.05	Other Operating Expenses	(5,426,830)	(12,126,746)	(4,412,813)	(14,220,663)
3.04.05.01	Other Taxes	(218,762)	(690,771)	(171,129)	(489,447)
3.04.05.02	Research and Development Expenses	(590,435)	(1,857,944)	(585,817)	(1,534,540)
3.04.05.03	Exploration Costs	(2,213,982)	(4,702,023)	(1,292,210)	(5,719,275)
3.04.05.05	Other Operating Expenses / Income, Net	(2,403,651)	(4,876,008)	(2,363,657)	(6,477,401)
3.04.06	Share of Profit of Equity-Accounted Investments	493,439	1,039,226	191,471	(98,190)
3.05	Net Income Before Financial Results and Income Taxes	5,987,532	27,489,511	8,792,686	25,555,684
3.06	Net Finance Income (Expense)	(1,020,599)	(3,181,520)	(569,439)	(6,511,380)
3.06.01	Finance Income	1,205,331	3,086,222	981,206	3,814,851
3.06.01.01	Finance Income	1,205,331	3,086,222	981,206	3,814,851
3.06.02	Finance Expenses	(2,225,930)	(6,267,742)	(1,550,645)	(10,326,231)
3.06.02.01	Finance Expenses	(1,240,544)	(3,719,248)	(1,095,464)	(2,831,997)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(985,386)	(2,548,494)	(455,181)	(7,494,234)
3.07	Net Income Before Income Taxes	4,966,933	24,307,991	8,223,247	19,044,304
3.08	Income Tax and Social Contribution	(1,424,772)	(7,251,703)	(2,587,862)	(5,851,930)
3.08.01	Current	590,805	(54,089)	(801,554)	(2,271,498)
3.08.02	Deferred	(2,015,577)	(7,197,614)	(1,786,308)	(3,580,432)
3.09	Net Income from Continuing Operations	3,542,161	17,056,288	5,635,385	13,192,374
3.11	Consolidated Net Income / Loss for the Period	3,542,161	17,056,288	5,635,385	13,192,374
3.11.01	Attributable to Shareholders of Petrobras	3,394,672	17,288,839	5,566,356	13,434,850
3.11.02	Attributable to Non-controlling Interests	147,489	(232,551)	69,029	(242,476)
3.99	Income per Share - (Reais / Share)	−	−	−	−
3.99.01	Basic Income per Share	−	−	−	−
3.99.01.01	Common	0.26000	1.33000	0.43000	1.03000
3.99.01.02	Preferred	0.26000	1.33000	0.43000	1.03000
3.99.02	Diluted Income per Share	−	−	−	−
3.99.02.01	Common	0.26000	1.33000	0.43000	1.03000
3.99.02.02	Preferred	0.26000	1.33000	0.43000	1.03000

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Comprehensive Income

(R$ Thousand)

Account Code	Account Description	Current Quarter 07/01/2013 to 09/30/2013	Accumulated of the Current Year 01/01/2013 to 09/30/2013	Same Quarter of the Previous Year 07/01/2012 to 09/30/2012	Accumulated of the Previous Year 01/01/2012 to 09/30/2012
4.01	Consolidated Net Income for the Period	3,542,161	17,056,288	5,635,385	13,192,374
4.02	Other Comprehensive Income	(405,203)	(4,150,417)	158,110	1,766,888
4.02.01	Cumulative Translation Adjustments	(96,959)	1,826,573	(84,158)	1,176,341
4.02.02	Deemed Cost	2,611	7,810	2,694	7,804
4.02.03	Unrealized Gains / (Losses) on Available-for-Sale Securities - Recognized in Shareholders' Equity	(60)	13,284	356,109	856,951
4.02.04	Unrealized Gains / (Losses) on Available-for-Sale Securities - Transferred to Profit or Loss	−	(90,301)	201	3,202
4.02.05	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized	(861,756)	(9,367,126)	6,672	803
4.02.06	Unrealized Gains / (Losses) on Cash Flow Hedge - Transferred to Profit or Loss	377,221	369,691	(2,937)	12,544
4.02.07	Deferred Income Tax and Social Contribution	173,780	3,100,973	(120,471)	(290,757)
4.02.08	Actuarial Gains / (Losses) - pension and medical benefits	(40)	(11,321)	−	−
4.03	ConsolidatedComprehensive Income for the Period	3,136,958	12,905,871	5,793,495	14,959,262
4.03.01	Attributable to Shareholders of Petrobras	3,069,579	13,163,352	5,754,473	15,240,636
4.03.02	Attributable to Non-controlling Interests	67,379	(257,481)	39,022	(281,374)

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method

(R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2013 to 09/30/2013	Accumulated of the Previous Year 01/01/2012 to 09/30/2012
6.01	Net Cash - Operating Activities	45,434,265	42,467,720
6.01.01	Cash Provided by Operating Activities	54,712,742	48,924,070
6.01.01.01	Net Income for the Period	17,288,839	13,434,850
6.01.01.02	Non-controlling Interests	(232,551)	(242,476)
6.01.01.03	Share of Profit of Equity-accounted Investments	(1,039,226)	98,190
6.01.01.05	Depreciation, Depletion and Amortization	20,962,693	15,841,056
6.01.01.06	Impairment	837,161	1,082,293
6.01.01.07	Write-off of Dry Wells	2,915,098	4,126,293
6.01.01.08	Actuarial Expense - Pension and Medical Benefits	4,135,120	3,018,760
6.01.01.09	Gain/losses on disposal of assets/ residual value of assets written off	(1,742,629)	12,746
6.01.01.10	Foreign Exchange and Inflation Indexation Charges on Debt, Net	4,390,623	7,971,926
6.01.01.11	Deferred Income Tax and Social Contribution, Net	7,197,614	3,580,432
6.01.02	Changes in Assets and Liabilities	(10,997,301)	(4,748,109)
6.01.02.01	Trade and Other Receivables	590,011	(1,270,034)
6.01.02.02	Inventories	(4,801,285)	(3,660,366)
6.01.02.03	Trade Payables	774,314	3,736,069
6.01.02.04	Taxes, Fees and Contributions	(6,426,170)	(2,630,483)
6.01.02.05	Pension and Medical Benefits	(1,134,171)	(923,295)
6.01.03	Others	1,718,824	(1,708,241)
6.01.03.01	Other Assets	(1,039,050)	(1,735,730)
6.01.03.02	Other Liabilities	2,757,874	27,489
6.02	Net Cash - Investment Activities	(58,254,598)	(53,817,594)
6.02.01	Investments in Exploration and Production of Oil and Gas	(37,559,230)	(30,066,442)
6.02.02	Investments in Refining and Transportation	(19,914,370)	(18,279,465)
6.02.03	Investments in Gas and Power Activities	(3,630,103)	(2,479,543)
6.02.04	Investment in International Activities	(3,471,655)	(3,270,027)
6.02.05	Investments in Distribution Activities	(591,063)	(821,726)
6.02.06	Investment in Biofuel Activities	(111,017)	(39,592)
6.02.07	Other Investments	(848,088)	(1,142,488)
6.02.08	Cash Received on Disposal of Assets (Divesting)	4,386,111	−
6.02.09	Investments in Marketable Securities	3,289,245	2,059,394
6.02.10	Dividends Received	195,572	222,295
6.03	Net Cash - Financing Activities	22,649,133	4,775,325
6.03.03	Non-controlling Interests	(199,628)	93,407
6.03.04	Proceedings from Long-term Financing	70,841,011	35,862,210
6.03.05	Repayment of Principal	(33,287,723)	(17,682,426)
6.03.06	Repayment of Interest	(8,930,086)	(7,312,174)
6.03.08	Dividends Paid to Shareholders	(5,774,441)	(6,185,692)
6.04	Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,893,115	1,014,625
6.05	Increase (Decrease) in Cash and Cash Equivalents	11,721,915	(5,559,924)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	27,628,003	35,747,240
6.05.02	Cash and Cash Equivalents at the End of the Period	39,349,918	30,187,316

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity

01/01/2013 to 09/30/2013

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Opening Balance	205,392,137	630,288	134,928,829	−	2,128,419	343,079,673	2,353,980	345,433,653
5.02	Previous Years Adjustments	−	−	−	(154,132)	(14,796,555)	(14,950,687)	−	(14,950,687)
5.03	Adjusted Opening Balance	205,392,137	630,288	134,928,829	(154,132)	(12,668,136)	328,128,986	2,353,980	330,482,966
5.04	Capital Transactions with Shareholders	18,768	27,716	(18,768)	−	(7,810)	19,906	(306,556)	(286,650)
5.04.01	Capital Increases	18,768	−	(18,768)	−	−	−	−	−
5.04.06	Dividends	−	−	−	−	−	−	10,523	10,523
5.04.08	Change in Interest in Subsidiaries	−	27,716	−	−	−	27,716	(317,079)	(289,363)
5.04.09	Realization of the Deemed Cost	−	−	−	−	(7,810)	(7,810)	−	(7,810)
5.05	Total of Comprehensive Income	−	−	−	17,296,649	(4,133,297)	13,163,352	(257,481)	12,905,871
5.05.01	Net Income for the Period	−	−	−	17,288,839	−	17,288,839	(232,551)	17,056,288
5.05.02	Other Comprehensive Income	−	−	−	7,810	(4,133,297)	(4,125,487)	(24,930)	(4,150,417)
5.05.02.01	Adjustments of Financial Instruments	−	−	−	−	(9,353,842)	(9,353,842)	−	(9,353,842)
5.05.02.02	Taxes on Adjustments of Financial Instruments	−	−	−	−	3,100,973	3,100,973	−	3,100,973
5.05.02.04	Translation Adjustments for the Period	−	−	−	−	1,851,503	1,851,503	(24,930)	1,826,573
5.05.02.06	Adjustments of Financial Instruments Reclassified to Profit or Loss	−	−	−	−	279,390	279,390	−	279,390
5.05.02.07	Realization of the Deemed Cost	−	−	−	7,810	−	7,810	−	7,810
5.05.02.08	Actuarial losses (gains) on Pension and Medical benefits	−	−	−	−	(11,321)	(11,321)	−	(11,321)
5.07	Ending Balance	205,410,905	658,004	134,910,061	17,142,517	(16,809,243)	341,312,244	1,789,943	343,102,187

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity

01/01/2012 to 09/30/2012

(R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Opening Balance	205,379,729	562,643	122,624,124	−	1,272,385	329,838,881	2,384,730	332,223,611
5.02	Previous Years Adjustments	−	−	−	(154,132)	(8,252,981)	(8,407,113)	−	(8,407,113)
5.03	Adjusted Opening Balance	205,379,729	562,643	122,624,124	(154,132)	(6,980,596)	321,431,768	2,384,730	323,816,498
5.04	Capital Transactions with Shareholders	12,408	62,471	(12,408)	(2,676,731)	(7,804)	(2,622,064)	87,569	(2,534,495)
5.04.01	Capital Increases	12,408	−	(12,408)	−	−	−	−	−
5.04.06	Dividends	−	−	−	−	−	−	(35,458)	(35,458)
5.04.07	Interest on Shareholders' Equity	−	−	−	(2,676,731)	−	(2,676,731)	−	(2,676,731)
5.04.08	Change in Interest in Subsidiaries	−	62,471	−	−	−	62,471	123,027	185,498
5.04.09	Realization of the Deemed Cost	−	−	−	−	(7,804)	(7,804)	−	(7,804)
5.05	Total of Comprehensive Income	−	−	−	13,442,654	1,797,982	15,240,636	(281,374)	14,959,262
5.05.01	Net Income for the Period	−	−	−	13,434,850	−	13,434,850	(242,476)	13,192,374
5.05.02	Other Comprehensive Income	−	−	−	7,804	1,782,236	1,790,040	(38,898)	1,751,142
5.05.02.01	Adjustments of Financial Instruments	−	−	−	−	857,754	857,754	−	857,754
5.05.02.02	Taxes on Adjustments of Financial Instruments	−	−	−	−	(290,757)	(290,757)	−	(290,757)
5.05.02.04	Translation Adjustments for the Period	−	−	−	−	1,215,239	1,215,239	(38,898)	1,176,341
5.05.02.07	Realization of the Deemed Cost	−	−	−	7,804	−	7,804	−	7,804
5.05.03	Transferred to Results	−	−	−	−	15,746	15,746	−	15,746
5.05.03.01	Adjustments of Financial Instruments	−	−	−	−	15,746	15,746	−	15,746
5.07	Ending Balance	205,392,137	625,114	122,611,716	10,611,791	(5,190,418)	334,050,340	2,190,925	336,241,265

Petróleo Brasileiro S.A. – Petrobras

Consolidated Interim Accounting Information / Statement of Added Value

(R$ Thousand)

Account Code	Account Description	Accumulated Current Year 01/01/2013 to 09/30/2013	Accumulated Previous Year 01/01/2012 to 09/30/2012
7.01	Sales Revenues	344,731,928	313,770,888
7.01.01	Sales of Goods, Products and Services Provided	272,548,770	255,054,271
7.01.02	Other Revenues	8,297,399	6,151,467
7.01.03	Revenues Related to the Construction of Own Assets	63,932,993	52,750,658
7.01.04	Allowance / Reversal for Impairment of Trade Receivables	(47,234)	(185,508)
7.02	Inputs Acquired from Third Parties	(185,045,761)	(166,471,458)
7.02.01	Cost of Sales	(94,809,948)	(83,191,002)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(72,281,744)	(67,571,645)
7.02.03	Impairment / Recovery of Assets	(837,161)	(1,082,293)
7.02.04	Others	(17,116,908)	(14,626,518)
7.03	Gross Added Value	159,686,167	147,299,430
7.04	Retentions	(20,962,693)	(15,841,056)
7.04.01	Depreciation, Amortization and Depletion	(20,962,693)	(15,841,056)
7.05	Net Added Value Produced	138,723,474	131,458,374
7.06	Transferred Added Value	4,264,840	3,933,661
7.06.01	Share of Profit of Equity-accounted Investments	1,039,226	(98,190)
7.06.02	Finance Income	3,086,222	3,814,851
7.06.03	Others	139,392	217,000
7.07	Total Added Value to be Distributed	142,988,314	135,392,035
7.08	Distribution of Added Value	142,988,314	135,392,035
7.08.01	Personnel	20,779,149	17,330,769
7.08.01.01	Payroll and Related Charges	14,359,287	12,204,316
7.08.01.02	Benefits	5,623,646	4,422,506
7.08.01.03	FGTS	796,216	703,947
7.08.02	Taxes, Duties and Social Contributions	80,425,688	78,785,200
7.08.02.01	Federal	48,305,756	49,057,622
7.08.02.02	State	31,941,688	29,558,219
7.08.02.03	Municipal	178,244	169,359
7.08.03	Remuneration of Third Party Capital	24,727,189	26,083,692
7.08.03.01	Interest	12,372,958	15,760,510
7.08.03.02	Rental	12,354,231	10,323,182
7.08.04	Remuneration of Shareholders' Equity	17,056,288	13,192,374
7.08.04.01	Interest on Shareholders' Equity	−	2,676,731
7.08.04.03	Retained Earnings / Loss For The Period	17,288,839	10,758,119
7.08.04.04	Non-controlling Interests	(232,551)	(242,476)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

The individual interim accounting information is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information, except for the maintenance of the noncurrent deferred charges account, as established in CPC 43 (R1) – First-time adoption of Brazilian Accounting Pronouncements. The reconciliation between the parent company’s and the consolidated shareholders’ equity and net income is presented in Note 3.1.

This interim financial information presents the significant changes which occurred in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that the consolidated information provides a more comprehensive view of the Company’s financial position and operating performance, along with some individual information of the parent company. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2012, which include the full set of notes.

This interim financial information was authorized for issue by the Company’s Board of Directors in a meeting held on October 25, 2013.

2.1.       Accounting estimates

The preparation of the interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income tax and social contribution on net income (CSLL). Notwithstanding Management uses assumptions and judgments reviewed periodically, the actual results could differ from these estimates.

2.2.       New and amended standards adopted by the Company

New and amended standards issued by the IASB were effective for annual periods beginning on or after January 1, 2013 and were adopted by the Company, with the corresponding standards and amendments issued by the Brazilian Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission of Brazil (CVM), as set out in note 4.17 (New standards and interpretations) of the Company’s consolidated financial statements for the year ended December 31, 2012.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The amended version of IAS 19 – Employee benefits (CPC 33 – R1) eliminated the option to defer actuarial gains and losses (corridor approach) and requires net interest to be calculated by applying the discount rate used for measuring the obligation to the net benefit asset or liability.

The impact of the adoption of the amended standard on the consolidated financial statements for the year ended December 31, 2012 is an increase in net actuarial liability of R$ 21,098 (R$ 11,477 at January 1, 2012), an increase in deferred tax assets of R$ 6,147 (R$ 3,070 at January 1, 2012) and a decrease of R$ 14,951 in the shareholders´ equity (R$ 8,407 at January 1, 2012), as set out below:

a)             Consolidated statement of financial position

	12.31.2012			01.01.2012
	As presented (*)	Impact of IAS 19 amendment	Restated	As presented (*)	Impact of IAS 19 amendment	Restated
Assets
Current Assets	118,102	−	118,102	121,164	−	121,164
Long-term Receivables	47,214	6,147	53,361	42,134	3,070	45,204
Investments	12,477	−	12,477	12,248	−	12,248
Property, Plant and Equipment	418,716	−	418,716	343,117	−	343,117
Intangible Assets	81,207	−	81,207	81,434	−	81,434
	677,716	6,147	683,863	600,097	3,070	603,167

Liabilities
Current Liabilities	69,620	−	69,620	68,212	−	68,212
Non-current Liabilities	262,663	21,098	283,761	199,661	11,477	211,138
Shareholders' equity attributable to the Shareholders of Petrobras	343,079	(14,951)	328,128	329,839	(8,407)	321,432
Non-controlling Interests	2,354	−	2,354	2,385	−	2,385
	677,716	6,147	683,863	600,097	3,070	603,167

(*) As presented for the period ended December 31, 2012.

The adoption of the remaining new and amended standards had no material impact on the financial statements of the Company.

3.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and special purpose entities.

There were no significant changes in the consolidated entities in the nine-month period ended September 30, 2013.

The main acquisitions, disposal of assets and legal mergers are presented in note 9.

3.1.       Reconciliation between shareholders’ equity and net income for the parent company and consolidated

	Shareholders' equity		Net income
	09.30.2013	12.31.2012	Jan-Sep 2013	Jan-Sep 2012
Consolidated - IFRS	343,102	330,483	17,056	13,192
Non-controlling Interests	(1,790)	(2,354)	233	243
Deferred Expenses, Net of Income Tax	231	361	(132)	(259)
Parent company - CPC	341,543	328,490	17,157	13,176

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.            Accounting policies

The same accounting policies and methods of computation were followed in this consolidated and individual interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2012, except for the adoption of new standards and revisions, as described in note 2.2.

5.            Cash and cash equivalents

	Consolidated
	09.30.2013	12.31.2012
Cash at bank and in hand	2,266	2,024
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	14,031	17,021
Other investment funds	488	424
	14,519	17,445
- Abroad	22,565	8,159
Total short-term financial investments	37,084	25,604
Total cash and cash equivalents	39,350	27,628

6.            Marketable securities

	Consolidated
	09.30.2013	12.31.2012
Trading securities	18,529	20,888
Available-for-sale securities	42	488
Held-to-maturity securities	308	299
	18,879	21,675
Current	18,546	21,316
Non-current	333	359

Trading and available-for-sale securities refer mainly to investments in government Treasury notes that have maturities of more than 90 days. The current asset classification reflects the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	Consolidated
	09.30.2013	12.31.2012
Trade receivables
Third parties	21,015	22,040
Related parties (Note 17.5)
Joint ventures and associates	1,606	1,593
Receivables from the electricity sector	4,634	3,958
Petroleum and alcohol accounts - STN	835	835
Other receivables	6,352	6,297
	34,442	34,723
Provision for impairment of trade receivables	(3,117)	(2,967)
	31,325	31,756
Current	21,519	22,681
Non-current	9,806	9,075

7.2.       Changes in the provision for impairment of trade receivables

	Consolidated
	09.30.2013	12.31.2012
Opening balance	2,967	2,790
Additions (*)	278	587
Write-offs (*)	(128)	(410)
Closing balance	3,117	2,967
Current	1,770	1,746
Non-current	1,347	1,221

(*) Includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.

7.3.       Trade and other receivables overdue - Third parties

	Consolidated
	09.30.2013	12.31.2012
Up to 3 months	1,247	1,572
From 3 to 6 months	379	319
From 6 to 12 months	508	370
More than 12 months	3,690	3,243
	5,824	5,504

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.            Inventories

	Consolidated
	09.30.2013	12.31.2012
Products:
Oil products (*)	12,840	12,016
Fuel Alcohol (*)	327	330
	13,167	12,346
Raw materials, mainly crude oil (*)	16,024	13,184
Maintenance materials and supplies (*)	4,054	3,846
Others	439	452
	33,684	29,828
Current	33,570	29,736
Non-current	114	92

(*) Includes imports in transit.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.            Acquisitions, disposal of assets and legal mergers

9.1.       Acquisition of assets

Araucária Nitrogenados S.A.

On June 1, 2013, Petrobras started to control Araucária Nitrogenados S.A. (FAFEN-PR), under an agreement to acquire all shares of the company executed with Vale S.A. on December 18, 2012. The transaction was approved by the Brazilian Antitrust Regulator (CADE) on May 15, 2013.

The transaction price consideration was US$ 234 million which will be settled through Petrobras’ leasing income from mineral rights for properties operated by Vale in Sergipe. The assessment of the fair value of assets and liabilities is ongoing and will be completed within 12 months from the date control of the company was granted.

Termoaçu

On May 14, 2013, Petrobras entered into a contractual arrangement with Neoenergia to acquire its 23.13% interest in the share capital of Termoaçu.

Petrobras increased its interest in Termoaçu to 100% as from the completion of the transaction, which was subject to the approval of Agência Nacional de Energia Elétrica – ANEEL, obtained on June 14, 2013 and consent of Conselho Administrativo de Defesa Econômica – CADE, obtained on August 14, 2013. The total consideration received, after price adjustments, was R$ 149.

The fair value measurements of the acquired identifiable assets and liabilities will be concluded within 12 months.

9.2.       Disposal of assets

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of the voting stock, for a total consideration of   R$ 650.

The completion of the transaction is subject to the approval of Conselho Administrativo de Defesa Econômica - CADE and consent of Agência Nacional de Energia Elétrica – ANEEL.

Due to the approval of the transaction by the Board of Directors of the Company, on September 30, 2013 the carrying amount of Petrobras’ interest in Brasil PCH was classified as an asset held for sale under current assets.

Formation of joint venture to operate in Exploration and Production (E&P) in Africa

On June 14, 2013, the Board of Directors of Petrobras approved the agreement between Petrobras International Braspetro B.V. (PIBBV), a subsidiary of Petrobras, and BTG PactuaI E&P B.V, a subsidiary of Banco BTG PactuaI S.A., to form a joint venture to operate in the exploration and production of oil and gas in Africa, comprised of assets in Angola, Benin, Gabon, Namibia, Nigeria and Tanzania.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

BTG PactuaI E&P B.V. acquired 50% of the joint-venture shares of Petrobras Oil & Gas B.V. (PO&G), previously held by PIBBV, for the total amount of R$ 3,364. The transaction was concluded on June 28, 2013, and the Company recognized earnings of R$ 1,906, as set out below:

Consolidated
Gain on disposal of assets	1,554
Fair value measurement of remaining assets	1,554
Impairment of investments in Angola and Tanzania	(1,202)
1,906
Effects on Profit or Loss:
Other operating income (expenses), net	1,554
Share of profit of equity-accounted investments	352

As the transaction is subject to approval by the governments of Angola and Tanzania, relatively to the assets located in those countries, at September 30, 2013 the carrying amount of the disposed investments was classified as held for sale, under current assets.

The partnership’s investment in PO&G was classified as a joint venture, therefore unconsolidated, reflecting the corporate structure and the terms of the shareholders' agreement, signed on June 28, 2013.

Companhia Energética Potiguar

On August 16, 2013, Petrobras entered into an agreement with Global Participações Energia S.A. to dispose of its 20% interest in the voting capital of Companhia Energética Potiguar at a consideration of R$ 38, subject to contractual adjustments.

The approval by Conselho Administrativo de Defesa Econômica – CADE was obtained on September 25, 2013 and the transaction is expected to be concluded by October 31, 2013.

Due to the conditions for approval, on September 30, 2013 the carrying amount of Petrobras’ interest was classified as held for sale under current assets.

Coulomb field – USA

On August 16, 2013, the Board of Directors of Petrobras approved the disposal by Petrobras America Inc., a subsidiary of Petrobras International Braspetro B.V. (PIBBV), of its 33% interest in the Coulomb field, located at the Mississipi Canyon block 613 (MC 613) at a consideration of R$ 418. Shell Offshore Inc., operator and holder of a 67% interest in the field, exercised its purchase preference.

After the price adjustment established in the farm-out agreement and the costs associated with the asset, a gain of R$ 277, net, was recognized when the transaction was concluded, on September 27, 2013.

Petroquímica Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petroquímica Innova S.A. (Innova) to Videolar S.A. and its controlling shareholder, at a consideration of R$ 870, subject to price adjustment before the transaction is concluded.

The transaction was approved in an Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Due to the pending conditions set out above, on September 30, 2013, the assets and associated liabilities involved in the transaction were classified as held for sale.

BC-10 Block - Parque das Conchas

On August 16, 2013, the Board of Directors approved the disposal of the Company’s interest in the BC-10 block, representing 35% of the joint-venture and 35% of Tambá BV – an equipment supplier, at a consideration of       US$ 1.54 billion.

The transaction is subject to approval by Conselho Administrativo de Defesa Econômica – CADE and Agência Nacional de Petróleo, Gás e Biocombustíveis – ANP.

Due to the pending conditions for conclusion, on September 30, 2013 the assets and associated liabilities involved in the transaction were classified as held for sale.

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIBBV), for Perenco Colombia Limited, at a consideration of R$ 847, subject to price adjustment before the closing of the transaction.

The transaction is subject to ordinary conditions, including approval by Agência Nacional de Hidrocarburos – ANH.

Due to the pending conditions for conclusion, on September 30, 2013 the assets and associated liabilities involved in the transaction were classified as held for sale.

9.3.       Noncurrent assets held for sale

Noncurrent assets held for sale and associated liabilities, classified under the Company’s current assets and current liabilities are comprised of the following items and business segments:

							Consolidated
						09.30.2013	12.31.2012
	Exploration and Production	Refining, Transport. & Marketing	Gas & Power	International	Others	Total	Total
Noncurrent assets held for sale
Property, plant and equipment	2,639	250	−	411	8	3,308	290
Trade receivables	118	216	−	−	−	334	−
Inventories	−	164	−	33	−	197	−
Investments	−	39	76	81	−	196	−
Others	45	64	−	197	−	306	−
	2,802	733	76	722	8	4,341	290

Liabilities associated with non-current assets held for sale
Trade Payables	(305)	(75)	−	(121)	−	(501)	−
Provision for decommissioning costs	(246)	−	−	(38)	−	(284)	−
Non-current debt	−	(118)	−	−	−	(118)	−
Others	−	(24)	−	(92)	−	(116)	−
	(551)	(217)	−	(251)	−	(1,019)	−

9.4.       Legal mergers

On September 30, 2013, the Extraordinary General Meeting of Petrobras approved the merger of the following subsidiaries into the Company, with no capital increase:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Company
Comperj Participações S.A Comperj Estirênicos S.A Comperj MEG S.A Comperj Poliolefinas S.A. SFE - Sociedade Fluminense de Energia LTDA

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies.

10.        Investments

10.1.   Information about subsidiaries, joint ventures, joint operations and associates (Parent Company)

	09.30.2013	12.31.2012
Subsidiaries:
Petrobras Netherlands B.V. - PNBV	26,573	20,512
Refinaria Abreu e Lima S.A.	13,132	10,567
Petrobras Distribuidora S.A. - BR (i)	10,881	9,451
Petrobras Gás S.A. - Gaspetro	10,601	10,322
Petrobras Transporte S.A. - Transpetro	4,256	3,767
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	3,357	3,435
Petrobras International Braspetro - PIB BV (i)	3,003	852
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	2,560	1,801
Petrobras Biocombustível S.A.	1,968	1,916
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	1,629	1,404
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	1,370	1,502
Liquigás Distribuidora S.A. (i)	865	838
Termoaçu S.A.	732	−
Termomacaé Ltda. (i)	722	795
Araucária Nitrogenados S.A.	468	−
Breitener Energética S.A.	474	476
5283 Participações Ltda (i)	404	115
Termoceará Ltda (i)	344	343
Other subsidiaries	1,429	2,526
Joint operations	217	766
Joint ventures (i)	372	520
Associates	3,541	3,565
	88,898	75,473

Goodwill	3,128	3,180
Unrealized profits - Parent company	(1,269)	(1,143)
Other investments	148	195
Total investments	90,905	77,705

(i) The amounts reported in 2012 were adjusted to reflect the initial adoption of the amendment to IAS 19.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2.   Investments in joint ventures and associates (Consolidated)

	09.30.2013	12.31.2012
Petrochemical investments	5,511	5,837
Petrobras Oil & Gas BV	3,587	−
Gas distributors	1,232	1,134
Guarani S.A.	984	985
Petroritupano - Orielo	513	476
Petrowayu - La Concepción	428	394
Nova Fronteira Bioenergia S.A.	394	414
Petrokariña - Mata	168	154
UEG Araucária	139	131
Transierra S.A.	136	142
Other associates and joint ventures	1,830	2,566
	14,922	12,233
Other investments	183	244
	15,105	12,477

10.3.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	09.30.2013	12.31.2012	Type	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Petrobras Argentina	1,356,792	1,356,792	Common	1.92	1.41	2,605	1,913
						2,605	1,913

Associates
Braskem	212,427	212,427	Common	12.74	9.60	2,706	2,039
Braskem	75,793	75,793	Preferred A	17.75	12.80	1,345	970
						4,051	3,009

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.          Property, plant and equipment

11.1.   By class of asset

	Consolidated					Parent Company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at December 31, 2011	12,359	124,481	158,559	47,718	343,117	227,479
Additions	100	4,058	63,844	3,358	71,360	56,108
Additions to / review of estimates of decommissioning costs	−	−	−	10,719	10,719	10,481
Capitalized borrowing costs	−	−	7,400	−	7,400	5,348
Business combinations	169	370	4	−	543	−
Write-offs	(11)	(119)	(5,232)	(215)	(5,577)	(5,151)
Transfers	4,946	48,679	(59,531)	13,550	7,644	879
Depreciation, amortization and depletion	(933)	(12,985)	−	(7,360)	(21,278)	(15,250)
Impairment - recognition	(42)	(366)	(77)	(307)	(792)	(294)
Impairment - reversal	−	91	276	133	500	224
Cumulative translation adjustment	96	2,763	1,635	586	5,080	−
Balance at December 31, 2012	16,684	166,972	166,878	68,182	418,716	279,824
Cost	22,140	250,630	166,878	127,408	567,056	390,436
Accumulated depreciation, amortization and depletion	(5,456)	(83,658)	−	(59,226)	(148,340)	(110,612)
Balance at December 31, 2012	16,684	166,972	166,878	68,182	418,716	279,824
Additions	93	2,955	56,013	1,130	60,191	44,394
Capitalized borrowing costs	−	−	6,088	−	6,088	4,547
Business combinations	39	70	36	−	145	−
Write-offs	(6)	(218)	(3,539)	(20)	(3,783)	(3,023)
Transfers (***)	1,925	25,892	(35,608)	5,466	(2,325)	1,159
Depreciation, amortization and depletion	(822)	(11,947)	−	(7,844)	(20,613)	(15,102)
Cumulative translation adjustment	56	3,199	2,281	693	6,229	−
Balance at September 30, 2013	17,969	186,923	192,149	67,607	464,648	311,799
Cost	24,369	283,407	192,149	130,676	630,601	436,968
Accumulated depreciation, amortization and depletion	(6,400)	(96,484)	−	(63,069)	(165,953)	(125,169)
Balance at September 30, 2013	17,969	186,923	192,149	67,607	464,648	311,799

Weighted average of useful life in years	25 (25 to 40) (except land)	20 (3 to 31) (**)		Unit of production method

(*) See note 27 for assets under construction by business area.
(**) Includes assets depreciated based on the units of production method.
(***) Includes R$ 4,898 relative to PO&G, which has been unconsolidated,as well as the amounts transferred to current assets classified as held for sale as described in note 9.

At September 30, 2013, consolidated and parent company property, plant and equipment includes assets under finance leases of R$ 203 and R$ 9,877, respectively (R$ 208 and R$ 10,287 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and concessions	Acquired	Developed in-house	Goodwill from expectations of future profitability	Total	Total
Balance at December 31, 2011	78,804	337	1,344	949	81,434	77,709
Additions	179	141	286	−	606	458
Capitalized borrowing costs	−	−	30	−	30	30
Write-offs	(229)	(3)	(6)	−	(238)	(231)
Transfers	(166)	23	(198)	(28)	(369)	(257)
Amortization	(91)	(119)	(278)	−	(488)	(360)
Impairment - reversal	12	−	−	−	12	−
Cumulative translation adjustment	193	7	−	20	220	−
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Cost	79,533	1,463	2,950	941	84,887	79,873
Accumulated amortization	(831)	(1,077)	(1,772)	−	(3,680)	(2,524)
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Additions	635	40	196	−	871	754
Capitalized borrowing costs	−	−	17	−	17	15
Write-offs	(100)	(3)	(6)	−	(109)	(68)
Transfers (**)	(1,219)	(32)	(24)	4	(1,271)	(79)
Amortization	(61)	(81)	(208)	−	(350)	(247)
Cumulative translation adjustment	132	1	(6)	22	149	−
Balance at September 30, 2013	78,089	311	1,147	967	80,514	77,724
Cost	79,028	1,361	3,331	967	84,687	80,494
Accumulated amortization	(939)	(1,050)	(2,184)	−	(4,173)	(2,770)
Balance at September 30, 2013	78,089	311	1,147	967	80,514	77,724
Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 4.7 (Intangible assets) of the Company’s financial statements of December 31, 2012. (**) Includes R$ 1,244 relative to PO&G, which has been unconsolidated, as set out in note 9.

12.2.   Concession for exploration of oil and natural gas - Onerous Assignment Agreement (“Cessão Onerosa”)

At September 30, 2013, the Company’s intangible assets include R$ 74,808 related to the Onerous Assignment agreement, entered into in 2010 by Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector), granting the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years upon certain conditions having been met.

The agreement establishes that at the time of the declaration of commerciality for the areas there will be a review of volumes and prices, based on independent technical appraisal reports.

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained so far, expectations regarding the production potential of the areas are being confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

13.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Movements on capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

	Consolidated
Exploratory costs recognized in Assets (*)	09.30.2013	12.31.2012
Property, plant and equipment
Opening balance	21,760	18,983
Additions	8,266	12,982
Write offs	(1,956)	(5,439)
Transfers (***)	(4,231)	(5,137)
Cumulative translation adjustment	(7)	371
Closing balance	23,832	21,760
Intangible Assets (**)	76,964	77,588
Total Exploratory Costs Capitalized	100,796	99,348
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

(**) The balance of intangible assets comprises mainly the amounts related to the Onerous Assignment Agreement (note 12.2).

(***) Includes R$ 1,523 relative to PO&G, which has been unconsolidated, as set out in note 9.

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
Exploration costs recognized in profit or loss	Jan-Sep 2013	Jan-Sep 2012
Geological and geophysical expenses	1,622	1,474
Exploration expenditures written off (includes dry wells and signature bonuses)	2,915	4,126
Other exploration expenses	104	111
Total expenses	4,641	5,711

	Consolidated
Cash used in activities	Jan-Sep 2013	Jan-Sep 2012
Operating activities	1,986	1,717
Investment activities	9,166	9,944
Total	11,152	11,661

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.        Trade payables

	Consolidated
	09.30.2013	12.31.2012
Current liabilities
Third parties
In Brazil	13,546	13,306
Abroad	11,103	10,430
Related parties	1,265	1,039
	25,914	24,775

15.        Finance Debt

	Consolidated
	Current liabilities		Non-current
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Abroad
Financial institutions	11,537	9,428	72,183	51,406
Bearer bonds - Notes, Global Notes and Bonds	2,643	2,514	94,725	63,413
Others	−	500	−	5
	14,180	12,442	166,908	114,824

In Brazil
Export Credit Notes	584	291	18,725	12,795
BNDES	2,444	1,714	37,300	44,111
Debentures	282	286	486	705
FINAME	97	69	1,242	666
Bank Credit Certificate	39	102	3,606	3,606
Others	523	379	4,227	4,111
	3,969	2,841	65,586	65,994
	18,149	15,283	232,494	180,818

Interest expense on debt	2,564	2,081
Long-term debt due within one year (principal)	7,227	5,711
Short-term debt	8,358	7,491
	18,149	15,283

15.1.   Scheduled maturity dates of non-current debt (principal and interest accrued)

Consolidated
09.30.2013
2014	3,301
2015	16,355
2016	23,528
2017	19,793
2018 and thereafter	169,517
Total	232,494

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.2.   Annual interest rates range for non-current debt

	Consolidado
	30.09.2013	31.12.2012
Abroad
Up to 4% p.a.	98,046	65,022
From 4.01 to 6% p.a.	47,038	28,135
From 6.01 to 8% p.a.	20,175	20,263
More than 8% p.a.	1,649	1,404
	166,908	114,824

In Brazil
Up to 6% p.a.	5,849	6,916
From 6.01 to 8% p.a.	27,769	50,141
From 8.01 to 10% p.a.	31,001	7,819
More than 10% p.a.	967	1,118
	65,586	65,994
	232,494	180,818

15.3.   Non-current debt by major currency

	Consolidated
	09.30.2013	12.31.2012

U.S. dollar	147,340	98,714
Real	46,440	37,622
Real indexed to U.S. dollar	19,145	28,063
Euro	13,559	10,492
Pound Sterling	4,053	3,706
Japanese Yen	1,957	2,221
	232,494	180,818

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are disclosed in notes 30 and 31, respectively.

15.4.   Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.2% p.a. in the nine-month period ended September 30, 2013 (4.4% p.a. in the nine-month period ended September 30, 2012).

15.5.   Funding

Funding requirements are related to the development of oil and gas production projects, building of vessels and pipelines, and expansion of industrial plants, among other uses.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The main long-term debt issuances in the nine-month period ended September 30, 2013 are set out below:

a)             Abroad

Description	Company	Date	Amount	Maturity
Global notes issued in the amount of US$ 11,000 million.	PGF BV	May/13	22,383	2016, 2019, 2023 and 2043
Financing in the amount of US$ 3,400 million obtained from commercial banks.	PGT BV	Apr/13, May/13 and Jun/13	7,063	2019
Financing in the amount of US$ 2,200 million obtained from commercial banks.	PGT BV	Ago/13, Sep/13	5,081	2019, 2020
Financing in the amount of US$ 1,500 million obtained from commercial banks.	PGT BV	Feb/13, Mar/13	2,998	2019, 2020
Use of credit line in the amount of US$ 501 million hired from commercial banks, guaranteed by an export credit agency.	PIB BV	Apr/13	1,001	2023
Use of credit line in the amount of US$ 412 million hired from commercial banks, guaranteed by an export credit agency.	PNBV	Sep/13	934	2023
Financing in the amount of €350 million from a commercial bank.	PGF BV	Apr/13	901	2030, 2038
Financing in the amount of €300 million from a commercial bank.	PGF BV	Feb/13	810	2028, 2033
Use of credit line in the amount of US$ 253 million from an export credit agency and a commercial bank.	Petrobras	Apr/13	500	2025
Use of credit line in the amount of US$ 160 million from a commercial bank.	PEP (PBPERU)	Jun/13	360	2015, 2017
Use of credit line in the amount of US$ 137 million hired from commercial banks, guaranteed by an export credit agency.	PNBV	Feb/13	271	2023
			42,302

b)            In Brazil

Description	Company	Date	Amount	Maturity
Financing from a commercial bank with issuance of export credit note.	Petrobras	May/13 and Jun/13	11,000	2020
Financing from a commercial bank with issuance of export credit note.	Petrobras	Apr/13	3,000	2021
Use of credit lines hired from development bank.	Petrobras	Feb/13 to Jun/13	2,504	2022, 2023, 2024 and 2026
Use of Bank Credit Note, obtained from a commercial bank.	Petrobras	Jan/13 Mar/13 and May/13	500	2023
Use of credit lines hired from development bank.	Petrobras	Jul/13	400	2022
Financing obtained from agricultural savings credit.	BR Distribuidora	May/13	185	2015
Use of Bank Credit Note, obtained from a commercial bank.	Petrobras	May/13	148	2023
			17,737

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.6.   Funding – outstanding balance

a)             Abroad

	Amounts in US$ million
Company	Available (line of credit)	Used	Balance
PNBV	1,000	600	400
Petrobras (*)	2,500	253	2,247
PGT BV	1,000	600	400

(*) Two financing schedules were signed in an amount up to US$ 1.5 billion in export credit.

b)            In Brazil

Company	Available (line of credit)	Used	Balance
Transpetro (*)	10,004	1,639	8,365
Petrobras	12,985	8,131	4,854
PNBV	9,878	−	9,878
Liquigas	114	83	31

(*)Purchase and sale agreements of 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of R$ 11,116.

15.7.   Guarantees

Financial institutions do not require Petrobras to provide guarantees related to loans and financing. Notwithstanding there are certain loans provided by development banks, such as BNDES, which are secured by the assets being financed. Certain subsidiaries issue securities fully and unconditionally guaranteed by Petrobras, as set out in note 17.3

The loans obtained by Special Purpose Entities (SPE) are guaranteed by the project assets, as well as a lien on credit rights and shares of the SPEs.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.        Leases

16.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Minimum receipts	Minimum payments

2013	225	20
2014 - 2017	1,584	187
2018 and thereafter	4,513	646
Estimated lease receipts/payments	6,322	853
Interest expense (annual)	(2,868)	(630)
Present value of the lease receipts / payments	3,454	223
Current	134	40
Non-current	3,320	183
At September 30, 2013	3,454	223
Current	123	37
Non-current	3,139	176
At December 31, 2012	3,262	213

16.2.   Future minimum lease payments - operating leases *

Consolidated
2013	8,346
2014 - 2017	73,387
2018 and thereafter	36,267
At September 30, 2013	118,000
At December 31, 2012	106,367

(*)Excludes amounts related to assets under construction.

In the nine-month period ended September 30, 2013, the Company paid R$ 18,043 for operating lease installments, recognized as a period expense.

17.        Related parties

17.1.   Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, joint arrangements, special purpose entities and associates at normal market prices and market conditions. At September 30, 2013 and December 31, 2012, no losses were recognized on the statement of financial position for related party accounts receivable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.1.    By transaction

	Parent company
	Jan-Sep 2013	09.30.2013
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Profit or Loss
Revenues (mainly sales revenues)	98,177
Foreign exchange and inflation indexation charges, net	(1,883)
Financial income (expenses), net	(2,057)
Assets
Trade and other receivables		8,663	6,310	14,973
Trade and other receivables (mainly from sales)		7,766	−	7,766
Dividends receivable		408	−	408
Intercompany loans		−	276	276
Capital increase (advance)		−	4,990	4,990
Related to construction of natural gas pipeline		−	755	755
Reimbursements receivable		−	138	138
Other operations		489	151	640
Liabilities
Finance leases					(1,667)	(5,431)	(7,098)
Financing on credit operations					−	(2,635)	(2,635)
Intercompany loans					−	(24,550)	(24,550)
Prepayment of exports					(18,674)	(15,239)	(33,913)
Accounts payable to suppliers					(13,429)	−	(13,429)
Purchases of crude oil, oil products and others					(10,220)	−	(10,220)
Affreightment of platforms					(2,646)	−	(2,646)
Advances from clients					(337)	−	(337)
Others					(226)	−	(226)
Other operations					(139)	(87)	(226)
	94,237	8,663	6,310	14,973	(33,909)	(47,942)	(81,851)

Jan-Sep/2012	91,293
As of December 31, 2012		9,191	6,886	16,077	(20,478)	(28,730)	(49,208)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.2.  By company

	Parent Company
	Jan-Sep 2013	09.30.2013
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Subsidiaries (*)
BR Distribuidora	60,926	1,871	21	1,892	(224)	(21)	(245)
PIB-BV Holanda	10,316	2,274	78	2,352	(22,562)	(42,424)	(64,986)
Gaspetro	6,805	1,120	755	1,875	(2,023)	−	(2,023)
Transpetro	469	581	−	581	(607)	−	(607)
Refinaria Abreu e Lima	327	56	4,324	4,380	−	−	−
Thermoelectric power plants	(64)	178	228	406	(124)	(817)	(941)
PNBV	37	52	20	72	(3,056)	−	(3,056)
Brasoil	41	490	40	530	(12)	−	(12)
PifCo	(253)	2	3	5	(3,164)	−	(3,164)
Other subsidiaries	2,512	1,154	776	1,930	(951)	(475)	(1,426)
	81,116	7,778	6,245	14,023	(32,723)	(43,737)	(76,460)
Special purpose entities (SPE)
Nova Transportadora do Nordeste - NTN	(22)	330	−	330	(166)	(726)	(892)
CDMPI	(52)	−	−	−	(330)	(1,813)	(2,143)
Nova Transportadora do Sudeste - NTS	(22)	299	−	299	(146)	(717)	(863)
PDET Off Shore	(86)	−	48	48	(333)	(883)	(1,216)
Other SPE's	−	−	12	12	−	−	−
	(182)	629	60	689	(975)	(4,139)	(5,114)
Associates
Companies from the petrochemical sector	13,292	252	−	252	(173)	(66)	(239)
Other Associates	11	4	5	9	(38)	−	(38)
	13,303	256	5	261	(211)	(66)	(277)
	94,237	8,663	6,310	14,973	(33,909)	(47,942)	(81,851)

(*) Includes its subsidiaries and joint ventures.

17.1.3.    Annual rates for intercompany loans

	Parent Company
	Assets		Liabilities
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Up to 7%	−	4,307	(16,943)	(14,930)
From 7.01% to 10%	−	−	(7,607)	(6,832)
From 10.01% to 13%	78	1	−	−
More than 13%	198	277	−	−
	276	4,585	(24,550)	(21,762)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.   Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the non-standardized receivables investment fund (FIDC-NP), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group. The balances of the operations of the Parent Company with FIDC-NP are the following:

	Parent company
	09.30.2013	12.31.2012
Short-term financial investments	96	79
Marketable securities	15,609	2,370
Deferred finance charges	777	86
Assignment of receivables	(988)	(1,154)
Total recognized within current assets	15,494	1,381

Assignments of non-performing receivables	(25,542)	(9,060)
Total recognized within current liabilities	(25,542)	(9,060)

	Jan-Sep/2013	Jan-Sep/2012
Finance income FIDC-NP	187	662
Finance expense FIDC-NP	(1,038)	(1,003)
	(851)	(341)

17.3.   Guarantees Granted

At September 30, 2013, 2012, the outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	09.30.2013								12.31.2012
Maturity date of the loans	PifCo	PNBV	TAG	Ref. Abreu e Lima	PGT	PGF	Others	Total	Total
2013	−	3,369	−	−	3,345	−	−	6,714	6,939
2014	1,127	370	−	−	−	−	−	1,497	1,507
2015	2,788	2,644	−	−	−	−	−	5,432	4,992
2016	8,374	3,763	−	−	−	5,018	−	17,155	12,019
2017	4,415	2,298	−	−	−	−	669	7,382	7,220
2018 and thereafter	45,075	21,681	12,089	11,173	22,523	29,134	1,618	143,293	99,016
	61,779	34,125	12,089	11,173	25,868	34,152	2,287	181,473	131,693

17.4.   Investment fund of subsidiaries abroad

At September 30, 2013, a subsidiary of PIB BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries of Petrobras, mainly related to Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$ 16,617 (R$ 15,561 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	09.30.2013		12.31.2012
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates	1,606	1,447	1,593	1,220
Gas distributors	1,038	523	912	442
Braskem and its subsidiaries	260	239	311	222
Other joint ventures and associates	308	685	370	556

Government entities and pension funds	45,531	69,325	49,933	71,334
Government bonds	32,253	−	36,959	−
Banco do Brasil S.A. (BB)	1,338	12,404	1,979	9,010
Judicial deposits (CEF and BB)	5,982	−	5,453	−
Receivables from the electricity sector (note 17.6)	4,634	−	3,958	−
Petroleum and alcohol account - Receivables from Federal government (note 17.7)	835	−	835	−
BNDES	8	40,443	7	47,868
Caixa Econômica Federal (CEF)	−	11,394	−	8,262
Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP)	−	3,886	−	3,957
Federal government - Dividends and interest on capital	−	−	−	977
Petros (Pension fund)	−	153	−	334
Others	481	1,045	742	926
	47,137	70,772	51,526	72,554
Current	36,295	9,263	41,594	10,827
Non-Current	10,842	61,509	9,932	61,727

17.6.   Receivables from the electricity sector

At September 30, 2013, the Company had R$ 4,634 (R$ 3,958 at December, 31, 2012) of receivables from the Brazilian electricity sector, of which R$ 3,510 were classified to non-current assets following negotiations occurred in 2013.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

Collections of amounts related to fuel supply to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras rely directly on AME, which transfers funds to the Independent Power Producers.

In March 2013 a private instrument of debt acknowledgement was signed by AME, having Eletrobras as a guarantor. The amount of R$ 850, will be paid in 60 (sixty) successive monthly installments of R$ 14, indexed to the SELIC interest rate.

The Company continuous to vigorously pursue an agreement to recover these receivables in full and partial payments have been made. The balance of these receivables at September 30, 2013 was R$ 4,228 (R$ 3,520 at December 31, 2012), of which R$ 2,757 was past due (R$ 2,966 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a finance lease of the two thermoelectric power plants, since the contracts determine that the power plants should be returned to AME at the end of the agreement period with no residual value (20-year term), among other contractual provisions. The balance of these receivables was R$ 406 (R$ 438 at December, 31, 2012), none of which was overdue.

17.7.   Petroleum and Alcohol accounts - Receivables from Federal Government

At September 30, 2013, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 835   (R$ 835 at December 31, 2012). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

17.8.   Compensation of employees and officers

Petrobras’ key management short-term compensation (which comprises salaries and other short-term benefits) during the nine-month period ended September 30, 2013 was R$ 8.6 referring to seven officers and ten board members (R$ 8.6 in the nine-month period ended September 30, 2012, referring to seven officers and ten board members).

In the nine-month period ended September 30, 2013 the compensation of board members and officers for the consolidated Petrobras group amounted to R$ 42.8 (R$ 38.7 in the nine-month period ended September 30, 2012).

18.        Provision for decommissioning costs

	Consolidated
Non-current liabilities	09.30.2013	12.31.2012
Opening balance	19,292	8,839
Revision of provision	(13)	10,754
Payments made	(859)	(571)
Interest accrued	321	258
Others (*)	(294)	12
Closing balance	18,447	19,292
(*) Includes amounts transferred to current liabilities classified as held for sale, as set out in note 9.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.        Taxes

19.1.   Taxes and contributions

	Consolidated
Current assets	09.30.2013	12.31.2012
Taxes in Brazil
ICMS (VAT)	3,446	3,152
PIS / COFINS (taxes on revenues)	5,215	4,657
CIDE	46	47
Income tax	4,103	2,328
Social contribution	1,213	237
Other taxes	396	395
	14,419	10,816
Taxes abroad	827	571
	15,246	11,387
Non-current assets
Taxes in Brazil
Deferred ICMS (VAT)	2,049	1,845
Deferred PIS and COFINS (taxes on revenues)	9,352	8,279
Others	620	515
	12,021	10,639
Taxes abroad	31	34
	12,052	10,673
Current liabilities
Taxes in Brazil
ICMS (VAT)	2,764	3,040
PIS / COFINS (taxes on revenues)	733	1,004
CIDE	31	34
Production Taxes (Special Participation / Royalties)	5,313	5,363
Withholding Income tax and social contribution	344	1,155
Current income tax and social contribution	526	574
Other taxes	807	735
	10,518	11,905
Taxes abroad	553	617
	11,071	12,522

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.2.   Deferred income tax and social contribution - non-current

The changes in deferred income tax and social contribution are set out in the tables below:

	Consolidated
	Property, plant and equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others(*)	Total
Balance at January 1, 2012	(21,336)	(4,132)	(797)	(1,583)	629	644	1,190	887	2,380	(22,118)
Recognized in profit or loss for the year	(4,542)	(2,518)	1,927	450	131	19	(235)	1,268	(756)	(4,256)
Recognized in shareholders' equity	−	−	−	−	−	−	−	−	3,226	3,226
Cumulative translation adjustment	−	220	(6)	−	(107)	(392)	−	(9)	(455)	(749)
Others	(27)	73	23	(69)	54	1,996	−	−	25	2,075
Balance at December 31, 2012	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	4,420	(21,822)
Recognized in profit or loss for the period	(4,245)	(2,136)	506	99	279	162	174	(2,131)	95	(7,197)
Recognized in shareholders' equity	−	−	1,887	−	−	−	−	−	773	2,660
Cumulative translation adjustment	−	(115)	2	−	(3)	63	4	(1)	(185)	(235)
Others	−	78	(213)	28	(7)	1,245	40	(31)	820	1,960
Balance at September 30, 2013	(30,150)	(8,530)	3,329	(1,075)	976	3,737	1,173	(17)	5,923	(24,634)

Deferred tax assets										17,440
Deferred tax liabilities										(39,262)
Balance at December 31, 2012 (*)										(21,822)

Deferred tax assets										21,006
Deferred tax liabilities										(45,640)
Balance at September 30, 2013										(24,634)

(*) Includes the effects of the adoption of IAS 19 amendment as set out on note 2.2.

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.                                                                                                                                                                                                               .

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.3.   Reconciliation between tax expense and accounting profit

A numerical reconciliation between tax expense and the product of “income before income taxes” multiplied by the applicable statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Sep 2013	Jan-Sep 2012
Income before taxes	24,308	19,044

Income tax and social contribution computed based on Brazilian statutory corporate tax rates (34%)	(8,265)	(6,475)

Adjustments between income taxes based on statutory rates and on the effective tax rate:
· Tax benefit from the deduction of interest on capital from income	1	887

· Different taxes rates for companies abroad	1,378	494

· Tax incentives	51	210

· Tax losses not recorded as assets	(319)	(501)

· Deductible / (Non-deductible) expenses, net (*)	(411)	(745)

· Tax credits of companies abroad in the exploration stage	(5)	−

· Others	318	278
Income tax and social contribution expense	(7,252)	(5,852)

Deferred income tax and social contribution	(7,197)	(3,580)
Current income tax and social contribution	(55)	(2,272)
	(7,252)	(5,852)

Effective tax rate	29.8%	30.7%

(*) Includes share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.        Employee benefits (Post-employment)

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and of certain of its international subsidiaries, as well as defined benefit medical plan for employees in Brazil (active and inactive) and their dependents.

The changes in the benefits granted to employees are presented as follows:

	Consolidated
	Pension Plan	Health Care Plan	Total
Balance at December 31, 2011	5,059	13,021	18,080
(+) Initial adoption of amended IAS 19	9,024	2,453	11,477
Balance at January 1, 2012	14,083	15,474	29,557
(+) Costs incurred in the year	1,971	2,103	4,074
(-) Payment of contributions	(562)	(709)	(1,271)
(-) Payments related to the financial commitment agreement	(321)	−	(321)
(+) Remeasurement - actuarial Gains / Losses (amended IAS 19)	9,041	580	9,621
Others	1	(1)	−
Balance at December 31, 2012	24,213	17,447	41,660

Current	971	639	1,610
Non-current	23,242	16,808	40,050
	24,213	17,447	41,660

(+) Costs incurred in the period	2,627	1,508	4,135
(-) Payment of contributions	(388)	(574)	(962)
(-) Payments related to the financial commitment agreement	(168)	−	(168)
Others	(3)	−	(3)
Balance at September 30, 2013	26,281	18,381	44,662

Current	1,026	638	1,664
Non-current	25,255	17,743	42,998
	26,281	18,381	44,662

The amounts recognized in the income statement related to the pension and medical plans are set out below:

	Consolidated
	Pension plan
	Defined benefit	Variable contribution	Health care plan	Total
Current service cost	783	234	313	1,330
Interest cost over net Liabilities/(Assets)	1,489	81	1,195	2,765
Others	−	40	−	40
Costs for the period Jan-Sep/2013	2,272	355	1,508	4,135

Related to employees:
Active	1,569	351	777	2,697
Retired	703	4	731	1,438
Costs for the period Jan-Sep/2013	2,272	355	1,508	4,135
Costs for the period Jan-Sep/2012	1,051	392	1,576	3,019

At September 30, 2013, the Company had the carrying amount of R$ 7,045 related to crude oil and oil products pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the nine-month period ended September 30, 2013, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 476.

21.        Shareholders’ equity

21.1.   Share capital

At September 30, 2013, subscribed and fully paid share capital was R$ 205,411, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

21.2.   Earnings per share

	Consolidated		Parent company
	Jan-Sep/2013	Jan-Sep/2012	Jan-Sep/2013	Jan-Sep/2012
Net income attributable to the Shareholders of Petrobras	17,289	13,435	17,157	13,176
Weighted average number of common and preferred shares outstanding (Number of shares)	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	1.33	1.03	1.32	1.01

22.        Sales revenues

	Consolidated
	Jan-Sep 2013	Jan-Sep 2012
Gross sales revenue	272,549	255,054
Sales taxes	(48,687)	(47,080)
Sales revenues	223,862	207,974

23.        Other operating expenses, net

	Consolidated
	Jan-Sep 2013	Jan-Sep 2012
Pension and medical benefits	(1,438)	(1,521)
Institutional relations and cultural projects	(1,192)	(1,012)
(Losses) / Gains on legal, administrative and arbitration proceedings	(1,129)	(985)
Unscheduled stoppages and pre-operating expenses	(1,083)	(1,178)
Expenses related to collective bargaining agreement	(873)	(875)
Inventory write-down to net realizable value (market value)	(837)	(1,081)
Expenditures on health, safety and environment	(388)	(417)
Gains on disposal of non-current assets	−	(1)
(Expenditures) / Reimbursements from operations in E&P partnerships	204	704
Government grants	1,743	(13)
Impairment	117	(99)
Others	(4,876)	(6,478)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.        Expenses by nature

	Consolidated
	Jan-Sep 2013	Jan-Sep 2012
Raw material / products for resale	(94,810)	(83,191)
Production taxes	(22,727)	(23,227)
Employee compensation	(20,779)	(17,331)
Depreciation, depletion and amortization	(20,963)	(15,841)
Changes in inventories	3,857	1,915
Materials, third-party services, freight, rent and other related costs	(35,498)	(35,344)
Exploration expenditures (includes dry wells and signature bonuses written off)	(2,915)	(4,126)
Other taxes	(691)	(489)
(Losses) / Gains on legal, administrative and arbitration proceedings	(1,129)	(985)
Institutional relations and cultural projects	(1,192)	(1,012)
Unscheduled stoppages and pre-operating expenses	(1,083)	(1,178)
Expenditures on health, safety and environment	(388)	(417)
Inventory write-down to net realizable value (market value)	(837)	(1,081)
Impairment	−	(1)
Gains (losses) on disposal of non-current assets	1,743	(13)
	(197,412)	(182,321)

Cost of Sales	(169,713)	(153,629)
Selling expenses	(7,709)	(7,234)
General and administrative expenses	(7,863)	(7,237)
Exploration costs	(4,702)	(5,719)
Research and development expenses	(1,858)	(1,535)
Other taxes	(691)	(489)
Other operating expenses, net	(4,876)	(6,478)
	(197,412)	(182,321)

25.        Net finance income (expense)

	Consolidated
	Jan-Sep 2013	Jan-Sep 2012
Foreign exchange and inflation indexation charges on net debt (*)	(2,042)	(6,399)
Debt interest and charges	(8,624)	(7,407)
Income from investments and marketable securities	2,167	2,643
Financial result on net debt	(8,499)	(11,163)

Capitalized borrowing costs	6,105	5,472
Gains (losses) on derivatives	(269)	(78)
Interest income from marketable securities	14	320
Other finance expense and income, net	(113)	33
Other foreign exchange and indexation charges, net	(419)	(1,095)
Finance income (expenses), net	(3,181)	(6,511)

Finance income (expenses) (**)
Income	3,086	3,815
Expenses	(3,719)	(2,832)
Foreign exchange and indexation charges, net	(2,548)	(7,494)
	(3,181)	(6,511)
(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.
(**) Pursuant to item 3.06 of the income statement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

26.        Supplementary statement of cash flows information

	Consolidated
	Jan-Sep 2013	Jan-Sep 2012
Amounts paid and received during the period
Income tax and social contribution paid	1,806	1,400
Withholding income tax paid for third-party	2,326	2,960
Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	184	282

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.        Segment information

Consolidated assets by Business Area - 09.30.2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	17,574	43,375	8,863	197	6,247	7,925	65,775	(12,714)	137,242
Non-current assets	325,910	164,637	54,492	2,366	11,230	31,939	31,403	(786)	621,191
Long-term receivables	13,288	10,414	4,628	6	4,523	5,362	23,489	(786)	60,924
Investments	208	5,586	1,739	1,866	12	5,601	93	−	15,105
Property, plant and equipment	235,797	148,317	47,304	494	5,975	19,720	7,041	−	464,648
In operation	143,444	71,378	38,563	449	4,486	9,421	4,758	−	272,499
Under construction	92,353	76,939	8,741	45	1,489	10,299	2,283	−	192,149
Intangible assets	76,617	320	821	−	720	1,256	780	−	80,514
Total Assets	343,484	208,012	63,355	2,563	17,477	39,864	97,178	(13,500)	758,433

Consolidated assets by Business Area - 12.31.2012

Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,171)	118,102
Non-current assets	296,784	145,285	50,768	2,311	10,125	31,098	30,141	(751)	565,761
Long-term receivables	10,462	9,364	3,504	33	3,785	4,564	22,400	(751)	53,361
Investments	164	5,920	2,371	1,757	31	1,915	319	−	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	−	418,716
In operation	131,714	59,930	37,000	485	4,212	13,925	4,572	−	251,838
Under construction	78,315	69,756	7,108	36	1,373	8,312	1,978	−	166,878
Intangible assets	76,129	315	785	−	724	2,382	872	−	81,207
Total Assets	310,199	186,895	58,145	2,550	16,615	38,284	86,097	(14,922)	683,863

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area - 2013

	E&P	Abastecimiento	Gas & Energía	Biocombusti-bles	Distribución	Internacional	Corporativo	Eliminación	Total
Sales revenues	107,450	175,320	23,160	655	65,398	25,926	−	(174,047)	223,862
Intersegments	105,746	60,375	1,920	549	1,621	3,836	−	(174,047)	−
Third parties	1,704	114,945	21,240	106	63,777	22,090	−	−	223,862
Cost of sales	(53,856)	(188,324)	(19,655)	(752)	(59,325)	(21,781)	−	173,980	(169,713)
Gross profit	53,594	(13,004)	3,505	(97)	6,073	4,145	−	(67)	54,149
Expenses	(7,335)	(5,900)	(1,868)	(174)	(3,824)	(540)	(8,325)	267	(27,699)
Selling, general and administrative expenses	(679)	(4,428)	(1,706)	(86)	(3,761)	(1,357)	(3,808)	253	(15,572)
Exploration costs	(4,440)	−	−	−	−	(262)	−	−	(4,702)
Research and development expenses	(925)	(344)	(88)	(42)	(2)	(5)	(452)	−	(1,858)
Other taxes	(71)	(106)	(129)	(2)	(29)	(216)	(138)	−	(691)
Other operating expenses, net	(1,220)	(1,022)	55	(44)	(32)	1,300	(3,927)	14	(4,876)
Income before financial results, profit sharing and income taxes	46,259	(18,904)	1,637	(271)	2,249	3,605	(8,325)	200	26,450
Financial income (expenses), net	−	−	−	−	−	−	(3,181)	−	(3,181)
Share of profit of equity-accounted investments	5	177	276	(39)	2	623	(5)	−	1,039
Net Income before income taxes	46,264	(18,727)	1,913	(310)	2,251	4,228	(11,511)	200	24,308
Income tax and social contribution	(15,728)	6,428	(557)	92	(764)	(1,108)	4,454	(69)	(7,252)
Net income (loss)	30,536	(12,299)	1,356	(218)	1,487	3,120	(7,057)	131	17,056
Net income attributable to:
Shareholders of Petrobras	30,480	(12,299)	1,262	(218)	1,487	3,008	(6,562)	131	17,289
Non-controlling interests	56	−	94	−	−	112	(495)	−	(233)
	30,536	(12,299)	1,356	(218)	1,487	3,120	(7,057)	131	17,056

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 2012

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	107,628	170,015	16,022	632	57,182	26,147	−	(169,652)	207,974
Intersegments	106,407	53,886	2,333	469	1,084	5,473	−	(169,652)	−
Third parties	1,221	116,129	13,689	163	56,098	20,674	−	−	207,974
Cost of sales	(47,980)	(189,125)	(12,932)	(668)	(52,114)	(20,413)	−	169,603	(153,629)
Gross profit	59,648	(19,110)	3,090	(36)	5,068	5,734	−	(49)	54,345
Expenses	(8,250)	(6,610)	(1,616)	(167)	(3,178)	(2,019)	(7,115)	263	(28,692)
Selling, general and administrative expenses	(742)	(4,643)	(1,363)	(94)	(3,125)	(1,293)	(3,474)	263	(14,471)
Exploration costs	(5,320)	−	−	−	−	(399)	−	−	(5,719)
Research and development expenses	(720)	(300)	(38)	(53)	(3)	(1)	(420)	−	(1,535)
Other taxes	(79)	(94)	(61)	(2)	(20)	(130)	(103)	−	(489)
Other operating expenses, net	(1,389)	(1,573)	(154)	(18)	(30)	(196)	(3,118)	−	(6,478)
Income before financial results, profit sharing and income taxes	51,398	(25,720)	1,474	(203)	1,890	3,715	(7,115)	214	25,653
Financial income (expenses), net	−	−	−	−	−	−	(6,511)	−	(6,511)
Share of profit of equity-accounted investments	(4)	(306)	226	(67)	2	49	2	−	(98)
Net Income before income taxes	51,394	(26,026)	1,700	(270)	1,892	3,764	(13,624)	214	19,044
Income tax and social contribution	(17,475)	8,745	(501)	69	(643)	(1,701)	5,727	(73)	(5,852)
Net income (loss)	33,919	(17,281)	1,199	(201)	1,249	2,063	(7,897)	141	13,192
Net income attributable to:
Shareholders of Petrobras	33,925	(17,281)	1,138	(201)	1,249	1,934	(7,470)	141	13,435
Non-controlling interests	(6)	−	61	−	−	129	(427)	−	(243)
	33,919	(17,281)	1,199	(201)	1,249	2,063	(7,897)	141	13,192

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	Jan-Sep 2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	6,995	13,381	881	8,196	−	(3,527)	25,926
Intersegments	4,014	3,278	58	13	−	(3,527)	3,836
Third parties	2,981	10,103	823	8,183	−	−	22,090

Income before financial results, profit sharing and income taxes	3,830	(54)	90	161	(414)	(8)	3,605
Net income attributable to shareholders of Petrobras	3,443	(41)	66	148	(600)	(8)	3,008

Income statement	Jan-Sep 2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	7,691	13,392	877	7,388	−	(3,201)	26,147
Intersegments	5,437	3,173	53	11	−	(3,201)	5,473
Third parties	2,254	10,219	824	7,377	−	−	20,674
Income before financial results, profit sharing and income taxes	4,059	(244)	203	103	(432)	26	3,715
Net income attributable to shareholders of Petrobras	2,461	(234)	214	102	(635)	26	1,934

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 09.30.2013	30,305	6,263	1,356	2,405	2,603	(3,068)	39,864
As of 12.31.2012	30,817	4,913	1,551	2,217	3,227	(4,441)	38,284

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.        Provisions for legal proceedings, contingent liabilities and contingent assets

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues, as a result of its normal course of business. The classification of outstanding lawsuits as probable, possible or remote, according to the likelihood of loss, as well as the estimated amount of outflows, are assessed based on advice from legal advisors and management's best estimates.

28.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, withholding of income taxes for securities issued outside Brazil, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings in the amounts set out below:

	Consolidated
Non-current liabilities	09.30.2013	12.31.2012
Labor claims	1,105	687
Tax claims	1,020	696
Civil claims	1,263	1,050
Environmental claims	46	128
Other claims	19	24
	3,453	2,585

	Consolidated
	09.30.2013	12.31.2012
Opening balance	2,585	2,041
Addition of provision	1,183	1,256
Amounts used during the year (payment)	(339)	(859)
Accretion expense	130	199
Others	(106)	(52)
Closing balance	3,453	2,585

28.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2013	12.31.2012
Labor	1,849	1,775
Tax	2,753	2,283
Civil	1,216	1,302
Environmental	184	142
Others	18	8
	6,020	5,510

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.3.   Consolidated contingent liabilities for legal proceedings (not provided for)

Nature	Estimate
Tax	61,420
Civil - General	5,206
Labor	4,502
Civil - Environmental	2,789
Others	16
73,933

A brief description of the nature of the main contingent liabilities (tax and civil), for which the expectation of loss is considered as possible are set out in the tables below:

a)             Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,522
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007 and 2008 not included in the calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,581
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 and 2008 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level, involving three lawsuits.	1,813
4)Non-payment of withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	9,354
5) Non payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,587

6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of fuel without the gross-up of such tax.

Current status: Awaiting the hearing of a special appeal in the Higher Chamber of Tax Appeals (CSRF).	1,496
7) Non-payment of tax on financial operations (IOF) over intercompany loans with PifCo, Brasoil and BOC.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,744
8) Non-payment of withhold income tax (IRRF) over remittances abroad for payment of crude oil imports.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,972
9) PIS and COFINS - Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: This claim involves lawsuits in different administrative and judicial stages.	3,360
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
10)Non-payment of ICMS on crude oil and natural gas sales due to differences in measuring beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	3,729
Plaintiff: State Finance Department of Rio de Janeiro
11) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	3,099
12) Dispute over ICMS tax levy in operations of sale of jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim is being disputed at the administrative level and the Company has presented its defense.	1,782
Plaintiff: State Finance Department of São Paulo
13) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: One of the legal proceedings is in its administrative stage and the other one was submitted to judicial dispute, awaiting judgment on appeal by the State Finance.	4,442
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

14) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law No. 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,129
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
15) Use of ICMS tax credits on the purchase of drilling bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	945
16) Other tax proceedings	9,865
Total for tax proceedings	61,420

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.

Current status: This claim involves proceedings in different administrative and/or judicial stages, in which the Company is taking legal actions to ensure its rights.	2,676
2) Other civil proceedings	2,530
Total for civil proceedings	5,206

c)             Environmental Proceedings - General

Description of environmental proceedings	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: This claim involves proceedings in different judicial stages, in which the Company is taking legal actions to ensure its rights.	1,741
2) Other environmental proceedings	1,048
Total for environmental proceedings	2,789

28.4.   Joint Ventures – Frade field

In November 2011, an oil spill occurred in the Frade field located in the Campos Basin, which was operated by Chevron Brasil. Petrobras has a 30% interest in the Frade joint venture.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The Federal Public Attorney’s office filed a lawsuit claiming R$ 20 billion in environmental damages against Chevron Brasil, Chevron Latin America Marketing LLC and Transocean Brasil Ltda., which operated the rig at the time of this spill.

In April 2012, a new lawsuit was filed by the Federal Public Attorney’s Office against Chevron and Transocean, following new seabed leaks in the Frade field identified by underwater images. In this suit, a further R$ 20 billion is claimed as compensation for damages to the public.

The Federal Public Attorney’s Office reviewed the claims and proposed a Conduct Adjustment Term (CAT) in the amount of R$ 95, which was signed by Chevron Brasil, Chevron Latin America Marketing LLC, Transocean Brasil Ltda. and the Federal Public Attorney’s Office, as well as by IBAMA and ANP as intervening parties.

On September 27, 2013, the CAT was approved by the federal court where the two lawsuits of R$ 20 billion were filed, and as a result, both were dismissed. The CAT will become effective once formal adjudication of the two lawsuits is complete. Due to its 30% ownership interest in the Frade consortium, Petrobras may be contractually obligated to pay 30% of the total contingencies related to the incidents that occurred in the Frade field, although the Company is not part of the lawsuits or the CAT.

28.5.   Contingent assets

28.5.1.  Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and        P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

 On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil to a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

The Company is intensifying actions taken, in an attempt to settle this lawsuit. The amount of damages claimed is approximately US$ 245 million.

29.        Guarantees for concession agreements for petroleum exploration

The Company has guarantees for the Minimum Exploration Programs established in the concession agreements for exploration of areas by the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (“ANP”) in the total amount of R$ 7,042, of which R$ 6,283 are still in force, net of commitments that have been undertaken. The guarantees comprise crude oil from previously identified producing fields, pledged as security, with a value of     R$ 4,541 and bank guarantees in the amount of R$ 1,742.

30.        Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk (including price risk related to crude oil and oil products), foreign exchange risk, interest rate risk, credit risk and liquidity risk.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.1.   Risk management

The objective of the overall risk management policy of the Company, which considers all positions held and their respective risks in the analysis and decisions made, is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

30.2.   Market risk

30.2.1.  Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

The main risk management techniques used by the Company to manage price risk of crude oil and oil products, in the transactions carried out abroad, are: operating Cash Flow at Risk (CFAR), Value at Risk (VAR) and Stop Loss.

a)             Notional amount, fair value and guarantees of crude oil and oil products derivatives

	Consolidated
	Notional value (in thousands of bbl)*		Fair Value **		Maturity
Statement of Financial Position	09.30.2013	12.31.2012	09.30.2013	12.31.2012

Futures contracts	(6,884)	(3,380)	10	(36)	2013/2014
Purchase commitments	58,651	16,500	−	−
Sale commitments	(65,535)	(19,880)	−	−

Options contracts	757	(2,050)	−	(3)	2013
Call	(1,750)	(1,080)	(1)	(2)
Long position	7,172	3,204	−	−
Short position	(8,922)	(4,284)	−	−

Put	2,507	(970)	1	(1)
Long position	11,402	2,029
Short position	(8,895)	(2,999)

Total recognized in other current assets and liabilities			10	(39)

* A negative notional value represents a short position.
** Negative fair values were recorded in liabilities and positive fair values in assets.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Finance income	Jan-Sep 2013	Jan-Sep 2012
Gain / (Loss) recognized in profit or loss for the period	(96)	(202)

	Consolidated
Guarantees given as collateral	09.30.2013	12.31.2012
Generally consist of deposits	154	211

b)            Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at September 30, 2013. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to September 30, 2013.

		Consolidated
Oil and Oil Products	Risk	Probable at 09.30.2013	Possible (∆ of 25%)	Remote (∆ of 50%)
Brent	Derivative (Brent prices increase)	3	(280)	(563)
	Inventories (Brent prices decrease)	(6)	276	558
		(3)	(4)	(5)
Butane	Derivative (Butane prices decrease)	−	(4)	(9)
	Inventories (Butane prices increase)	−	4	9
		−	−	−
Diesel	Derivative (Diesel prices decrease)	(7)	(49)	(91)
	Inventories (Diesel prices increase)	5	48	90
		(2)	(1)	(1)
Freight	Derivative (Freight costs decrease)	(1)	(5)	(10)
	Inventories (Freight costs increase)	6	10	13
		5	5	3
Gasoline	Derivative (Gasoline prices increase)	(142)	(265)	(389)
	Inventories (Gasoline prices decrease)	31	278	403
		(111)	13	14
Jet fuel	Derivative (Jet fuel costs decrease)	254	192	130
	Inventories (Jet fuel costs increase)	(249)	(188)	(128)
		5	4	2
LLS	Derivative (LLS costs decrease)	69	51	33
	Inventories (LLS costs increase)	(69)	(51)	(33)
		−	−	−
Naphtha	Derivative (Naphtha prices increase)	17	7	(4)
	Inventories (Naphtha prices decrease)	(16)	(6)	5
		1	1	1
Fuel Oil	Derivative (Fuel Oil prices increase)	(152)	(282)	(411)
	Inventories (Fuel Oil prices decrease)	152	278	405
		−	(4)	(6)
Propane	Derivative (Propane prices increase)	(2)	(23)	(44)
	Inventories (Propane prices decrease)	1	22	43
		(1)	(1)	(1)
WTI	Derivative (WTI prices increase)	9	28	43
	Inventories (WTI prices decrease)	(9)	(40)	(71)
		−	(12)	(28)

c)             Embedded derivatives - Sale of ethanol

On March 8, 2013 the Company entered into an agreement to amend the ethanol sale contract, modifying prices and quantities. The selling price of each future ethanol shipment will be based on the price of ethanol in the Brazilian market (ESALQ) plus a spread. The amended agreement therefore no longer has a derivative instrument measured as an embedded derivative.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Fair value		Sensitivity analysis at 09.30.2013
Forward contracts	Notional value (in thousands of m³)	09.30.2013	12.31.2012	Risk	Probable	Possible (∆ of 25%)	Remote (∆ of 50%)

Long position (Maturity in 2015)			74	Fall in Naphtha vs. Ethanol spread

Finance income	Jan-Sep 2013	Jan-Sep 2012
Gain / (Loss) recognized in profit or loss for the period	(73)	1

30.2.2.  Foreign exchange risk management

The Company is exposed to foreign exchange risk from its assets and liabilities, arising from the price levels and volatility of currency markets.

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, by recognizing and creating “natural hedges”, benefiting from the correlation between income and expenses. To mitigate short-term exchange risk exposure arising from transactions involving income and expenses in different currencies, the Company uses natural hedges by choosing the currency in which to hold cash, such as the Brazilian Real, US dollar or other currency.

Foreign exchange risk is managed based on the net exposure and reviewed periodically to support the Executive Board. The Company can use derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

a)             Hedge Accounting

i) Cash Flow Hedge involving the Company’s future exports

Effective mid-May 2013, the Company formally documented and designated hedging relationships to account for the effects of the existing natural hedge between a portion of its obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk. The foreign currency rates risk is related to the spot rates and the hedged future exports are those considered highly probable.

On September 30, 2013, there were principal amounts of long-term debt exposed to foreign currency risks related to the Brazilian Real vs. U.S. dollar spot rate designated as hedging instruments.

The Company has prepared formal documentation in order to support the designation, including an explanation of how the designation of the hedging relationship is aligned with the Company’s Risk Management Policy objective and strategy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Company reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future exports (spot-rate method).

The hedging relationships qualify for cash flow hedge accounting, which permits gains and losses arising from the effect of changes in the foreign currency exchange rate on derivative and non-derivative hedging instruments not to be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future exports occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Company’s Risk Management Policy.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The principal amounts and the carrying amount of the hedging instruments at September 30, 2013, along with the foreign currency losses recognized in other comprehensive income (shareholders’ equity) are set out below:

Hedging Instrument	Hedged Transactions	Nature of the risk	Maturity Date	Principal Amount (US$ million)	Carrying amount of the Hedging Instruments on 09.30.2013

Non-Derivative Financial Instruments	A portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2013 to August 2020	41,737	93,072

Changes in the Principal Amount	US$ milhões
Amounts designated in May 2013	43,859
New hedging instruments designated	1,631
Exports affecting profit or loss	(1,441)
Principal repayments / amortization	(2,312)
Amounts designated as of September 30, 2013	41,737

	Consolidated
Shareholders' equity and finance income (expense)	Jan-Sep/ 2013	Jan-Sep/ 2012
Gain /(loss) recognized in profit or loss for the period	(371)	−
Gain / (Loss) recognized in other comprehensive Income - shareholders' equity	(8,434)

ii) Cash flow hedge involving swap contracts - Yen vs. Dollar

In September 2006, the Company entered into a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

The effective portion of changes in fair value, assessed on a quarterly basis, are recognized in “other comprehensive income”, in the shareholders’ equity and reclassified to profit or loss in the periods when the hedged item affects profit or loss.

b)            Notional value, fair value and guarantees of derivative financial instruments

	Consolidated
	Notional value (in millions)		Fair value
Statement of Financial Position	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Cross Currency Swap (Maturity in 2016)			77	156
Long position (JPY) - 2.15% p.a.	JPY 35.000	JPY 35.000	838	887
Short position (US$) - 5.69% p.a.	USD 298	USD 298	(761)	(731)
U.S. dollar forward			2	1
U.S. dollar forward (long position)	USD 39		(1)
U.S. dollar forward (short position)	USD 118	USD 1.077	3	1
Total recognized in other current assets and liabilities			79	157

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Finance income and shareholders' equity	Jan-Sep 2013	Jan-Sep 2012
Gain / (Loss) recognized in profit or loss for the period	(100)	124
Gain / (Loss) recognized in other comprehensive Income - shareholders' equity	14	13

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies which translating effects are recognized in “Cumulative Translation Adjustment”, directly in the shareholders’equity and transferred to profit or loss when realized.

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

			Consolidated
Financial Instruments	Exposure at 09.30.2013	Risk	Probable Scenario (*)	Possible Scenario (? of 25%)	Remote Scenario (? of 50%)
Assets	7,627		239	1,907	3,813
Liabilities	(117,350)	Dollar	(3,684)	(29,338)	(58,675)
Cash flow hedge on exports	93,072		2,922	23,268	46,536
Forward Derivative (net Short Position)	(177)		(6)	(44)	(88)
	(16,828)		(529)	(4,207)	(8,414)

Financial Instruments (Assets)	-		-	-	-
Financial Instruments (Liabilities)	(2,159)	Yen	82	(540)	(1,079)
Cross-currency Swap	794		(30)	279	838
	(1,365)		52	(261)	(241)

Financial Instruments (Assets)	8,163		(258)	2,041	4,082
Financial Instruments (Liabilities)	(20,471)	Euro	646	(5,118)	(10,236)
	(12,308)		388	(3,077)	(6,154)

Financial Instruments (Assets)	1,958	Pound	(83)	489	979
Financial Instruments (Liabilities)	(5,835)	Sterling	247	(1,459)	(2,918)
	(3,877)		164	(970)	(1,939)

Financial Instruments (Assets)	836		(37)	209	418
Financial Instruments (Liabilities)	(2,049)	Peso	91	(512)	(1,025)
	(1,213)		54	(303)	(607)
	(35,591)		129	(8,818)	(17,355)

(*) The probable scenario was computed based on the following changes for September, 30, 2013: Real x Dollar – a 2.51% appreciation of the Dollar relative to the Real / Dollar x Yen – a 3.89% depreciation of the Yen / Dollar x Euro: a 1.61% depreciation of the Euro / Dollar x Pound Sterling: a 0.74% depreciation of the Pound Sterling / Dollar x Peso: a 2.97% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.2.3.  Interest rate risk management

The Company is mainly exposed to interest rate risk related to changes in the LIBOR rate, arising from debt issued in foreign currency and to changes in the Brazilian long-term interest rate (TJLP), arising from debt issued in Brazilian Real. An increase in interest rates causes a negative impact in the Company's finance expense and its financial position.

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

a)             Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap (Libor USD) vs. Fixed rate (USD)

In November 2010, the Company entered into an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Other positions held are set out in the table below.

b)            Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Consolidated
	Notional value (in millions)		Fair value
Statement of Financial Position	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Swaps (maturity in 2020)
Short position	USD 440	USD 460	(47)	(85)

Swaps (maturity in 2015)			(1)	(2)
Long position – Euribor	EUR 11	EUR 15	−	1
Short position – 4.19% Fixed rate	EUR 11	EUR 15	(1)	(3)

Total recognized in other assets and liabilities			(48)	(87)

	Consolidated
Finance income and shareholders' equity	Jan-Sep 2013	Jan-Sep 2012
Gain / (Loss) recognized in profit or loss for the period	−	(1)
Gain / (Loss) recognized in other comprehensive Income - shareholders' equity	1	(17)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
Interest rate derivatives	Risk	Probable (*)	Possible (∆ de 25%)	Remote (∆ de 50%)

Hedge (Derivative - Swap)	Decrease of libor	15	(2)	(3)
Debt	Increase of libor	15	(2)	(3)
Net effect		30	(4)	(6)

Hedge (Derivative - Swap)	Decrease of euribor	1	−	−
Debt	Increase of euribor	1	−	−
Net effect		2	−	−

(*) The probable scenario was computed based on LIBOR futures.

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

30.3.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a corporate policy of risk management. The Credit Commissions are, each, composed of executive Managers for Risk Management, Finance and Commercial Department.

The purpose of the Credit Commissions is to analyze credit management issues, relating to granting and managing credit; to encourage integration between the units that compose the Credit Commissions; and to identify recommendations to be applied in the units involved or to be submitted to the appreciation of higher jurisdictions.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

The maximum exposure to credit risk is represented mainly by the balance of accounts receivable and derivative financial instruments outstanding.

30.4.   Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The liquidity risk management policy adopted by the Company provides that the maturity of its debt continues to be lengthened, exploring the funding opportunities available in the domestic market and being significantly active in the international capital markets by broadening the investor’s base in fixed income.

Petrobras finances its working capital through a centralized cash management for the group and by assuming short-term debt, which is usually related to commercial transactions, such as export credit notes and advances on foreign exchange contracts. Investments in non-current assets are financed through long-term debt, such as bonds issued in the international market, funding from credit bureaus, financing and pre-payment of exports, development banks in Brazil and abroad, and lines of credit with national and international commercial banks.

A maturity analysis of the long-term debt, including face value and interest payments is set out in the table below:

Maturity	Consolidated
2013	13,884
2014	19,592
2015	27,408
2016	34,719
2017	28,761
2018	42,227
2019 and thereafter	174,160
At September 30, 2013	340,752
At December 31, 2012	278,056

30.5.   Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at September 30, 2013 are set out below:

Contract	Quantity (in thousand)	Notional value	Fair value	Maturity

Future DI (Interbank Deposit)			7	2013; 2014; 2015; 2016
Long position	9,192	832	−
Short position	(117,889)	(10,348)	7
DDI (Foreign Exchange Coupon) forward			1	2013 and 2014
Long position	209	23	−
Short position	(290)	(32)	1
U.S. dollar forward			(1)	2013
Long position	746	83	−
Short position	(280)	(31)	(1)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

At September 30, 2013, the estimated fair value for the Company’s long term debt was R$ 237,868 and was computed based on the prevailing market rates for operations that  have similar nature, maturity and risk to the contracts recognized and it may be compared to the carrying amount of R$ 232,494.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

	Fair value measured based on
	Prices quoted on active market (Level I)	Valuation technique supported by observable prices (Level II)	Valuation technique without use of observable prices (Level III)	Total fair value recorded

Assets
Marketable securities	18,571	−	−	18,571
Commodity derivatives	10	−	−	10
Foreign currency derivatives	−	79	−	79
Balance at September 30, 2013	18,581	79	−	18,660
Balance at December 31, 2012	21,381	156	74	21,611

Liabilities
Interest derivatives	−	(48)	−	(48)
Balance at September 30, 2013	−	(48)	−	(48)
Balance at December 31, 2012	(126)	−	−	(126)

32.        Subsequent Events

Libra block auction results

On October 21, 2013, the joint venture comprised of Petrobras (10%), Shell (20%), Total (20%), CNPC (10%) and CNOOC (10%) was the winner in the first Pre-Salt bidding round for the Libra block held by the Brazilian National Petroleum Agency - Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (ANP). As a result of the bid, Petrobras’ definite interest in the joint venture will be 40%, with proportionate rights and obligations.

The exploration and production agreement for the block will be a production sharing agreement, as established by Law n. 12,351 enacted December 2010.

The winning consortium offered 41.65% of the profit oil for the Federal Government. A signature bonus in the amount of R$ 15 billion is to be paid in a single payment, R$ 6 billion of which payable by Petrobras, related to its share in the consortium.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

33.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2012 and the interim statements as of September 30, 2013

	Number of notes
Notes to the Financial Statements	Annual for 2012	Quarterly information for 3T-2013
The Company and its operations	1	1
Basis of preparation of the financial statements	2	2
Basis of consolidation	3	3
Summary of significant accounting policies	4	4
Cash and cash equivalents	5	5
Marketable securities	6	6
Trade receivables	7	7
Inventories	8	8
Acquisitions, disposal of assets and legal mergers	**	9
Investments	10	10
Property, plant and equipment	11	11
Intangible assets	12	12
Exploration for and evaluation of oil and gas reserves	13	13
Trade payables	14	14
Finance debt	15	15
Leases	16	16
Related parties	17	17
Provision for decommissioning costs	18	18
Taxes	19	19
Employe benefits (Post-employment)	20	20
Shareholders' equity	22	21
Sales revenues	23	22
Other operating expenses, net	24	23
Expenses by nature	25	24
Net finance income (expense)	26	25
Supplementary information on the statement of cash flows	*	26
Segment reporting	*	27
Provisions for legal proceedings, contingent liabilities and contingent assets	27	28
Guarantees for concession agreements for petroleum exploration	29	29
Risk management and derivative instruments	30	30
Fair value of financial assets and liabilities	31	31
Subsequent events	33	32
(*) Information included in the finincial statements for 2012.
(**) Mergers, split-offs and other information about investments.

The notes to the annual report 2012 that were suppressed in the ITR 3T2013 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
Profit sharing	21
Commitments for purchase of natural gas	28
Insurance	32

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form for the quarter ended September 30, 2013, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information.  Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2013.  These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added.  These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Emphasis

Restatement of corresponding figures

As mentioned in Note 2.2, the individual and consolidated balance sheets for the year ended December 31, 2012, presented for comparative purposes, were adjusted and are being restated following the adoption of the new accounting requirements of CPC 33 (R1) - Employee Benefits and IAS 19 (revised) - Employee Benefits and as required by CPC 23 - Accounting Policies, changes in Accounting Estimates and Errors and CPC 26 (R1) - Presentation of Financial accounting.  Our conclusion has not been qualified as a result of this matter.

Prior period financial statements

audited by another audit firm

The Quarterly Information mentioned in the first paragraph includes accounting information presented in the individual and consolidated balance sheet as of December 31, 2011 which were obtained from previously issued financial statements originally prepared prior to the adjustments described in Note 2.2., which were made as a result of the adoption of CPC 33 (R1) - Employee Benefits and IAS 19 (revised) - Employee Benefits.  The examination of the financial statements for the year ended December 31, 2011, as originally prepared, was conducted by another independent firm who issued an unqualified audit report dated February 9, 2012.  As part of our review of the financial information for the quarter ended September 30, 2013, we reviewed the adjustments made in the balance sheet at December 31, 2011, as presented in the opening balance for January 1, 2012.  Based on this review, nothing came to our attention that such adjustments are not appropriate or were not properly recorded in all material respects.  We were not engaged to audit, review or apply any other procedures on the balance sheet as of December 31, 2011 and, therefore, express no opinion or any form of assurance on these prior year financial statements.

Rio de Janeiro, October 25, 2013

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/ Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.